Filed Pursuant to General

Instruction II.L of Form F-10

File No. 333- 287547

PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated May 23, 2025

New Issue	April 22, 2026

NEW FOUND GOLD CORP.

$100,048,000

33,800,000 Common Shares

This prospectus supplement (“Prospectus Supplement”) of New Found Gold Corp. (the “Company” or “New Found Gold”, “we” or “our”), together with the short form base shelf prospectus dated May 23, 2025 (the “Prospectus”), qualifies the distribution (the “Offering”) of 33,800,000 common shares of the Company (the “Common Shares”) at a price of $2.96 per Common Share (the “Offering Price”). The Offering is being made pursuant to the terms and conditions of an underwriting agreement dated April 22, 2026 (the “Underwriting Agreement”) between the Company, BMO Nesbitt Burns Inc. (“BMO”), SCP Resource Finance LP (together with BMO, the “Lead Underwriters”), as co-lead underwriters and joint book-runners, and Canaccord Genuity Corp., National Bank Financial Inc., Paradigm Capital Inc., Roth Canada, Inc., ATB Capital Markets Corp., Beacon Securities Limited, CIBC World Markets Inc., Desjardins Securities Inc. and Stifel Nicolaus Canada Inc. (collectively with the Lead Underwriters, the “Underwriters”). The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriters with reference to the prevailing market price of the Common Shares and other factors. The Offering is being made concurrently in each of the provinces and territories of Canada, except for Quebec and Nunavut, under the terms of this Prospectus Supplement and the Prospectus. See “Plan of Distribution”.

Price $2.96 per Common Share

	Price to the Public	Underwriting Commission(1)(2)	Net Proceeds to the Company (2)
Per Common Share	$2.96	$0.1554	$2.8046
Total(3)	$100,048,000.00	$5,252,520.00	$94,795,480.00

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a cash fee (the “Underwriting Commission”) representing 5.25% of the aggregate gross proceeds of the Offering (or $0.1554 per Common Share), including any proceeds realized from the sale of any Over-Allotment Shares (as defined herein), subject to a 1% cash commission (or $0.0296 per Common Share) payable on sales to members of a president’s list (the “President’s List”) consisting of certain orders, which is to represent a maximum of $21 million of the gross proceeds from the Offering. The total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering) will be $100,048,000.00, $5,252,520.00 and $94,795,480.00, respectively. See “Plan of Distribution”.
(2)	Assumes no sales to President’s List purchasers under the Offering.
(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined herein), to purchase up to an additional 15% of the Offering, or 5,070,000 Common Shares (the “Over-Allotment Shares”), at a price of $2.96 per Over-Allotment Share to cover over-allotments, if any, and for market stabilization purposes. In all circumstances, the number of Over-Allotment Shares available to be sold is subject to the maximum amounts allowable under the Prospectus. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Commission” and the “Net Proceeds to the Company” (before deducting expenses of the Offering and assuming no sales to President’s List purchasers) will be $115,055,200.00, $6,040,398.00, and $109,014,802.00, respectively. This Prospectus Supplement and the Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. Any purchaser who acquires Common Shares forming part of the over-allotment position of the Underwriters pursuant to the Over-Allotment Option acquires such securities under this Prospectus Supplement and the Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the maximum number of Over-Allotment Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option granted to the Underwriters:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	5,070,000 Over-Allotment Shares	Up to 30 days from and including the Closing Date	$2.96 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” and “Common Shares” herein includes all Over-Allotment Shares issuable pursuant to the exercise of the Over-Allotment Option.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to United States legal matters and on behalf of the Underwriters by Borden Ladner Gervais LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “NFG” and on the NYSE American, LLC (the “NYSE American”) under the symbol “NFGC”. On April 21, 2026, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV and NYSE American was $2.98 and US$2.18, respectively. The Company has applied to list the Common Shares distributed hereunder on the TSXV and the NYSE American. Listing will be subject to the Company fulfilling all listing requirements of the TSXV and the NYSE American.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement (the “U.S. Registration Statement”) on Form F-10 (File No. 333-287547) filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part. New Found Gold is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of Canada which are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as a result, such financial statements may not be comparable to financial statements of United States companies.

Purchasers of the Common Shares should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Common Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations for U.S. Holders”.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because New Found Gold is incorporated in British Columbia, Canada, the majority of its officers and directors and some or all of the experts named in this Prospectus Supplement and the Prospectus are Canadian residents, and all of its assets are located outside of the United States. See “Enforceability of Civil Liabilities”.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Common Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.

It is expected that the completion of the sale of the Common Shares pursuant to the Offering will take place on or about April 27, 2026 or on such other dates as may be agreed upon by the Company and the Underwriters (the “Closing Date”). The Common Shares are expected to be issued in registered or electronic form with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date. Purchasers will only receive a customary confirmation from the registered dealer from or through which the Common Shares are purchased and who is a CDS participant. See “Plan of Distribution”.

An investment in the Common Shares is highly speculative and involves significant risks that you should consider before purchasing such Common Shares. You should carefully review the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The Company’s head and registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

All references in this Prospectus Supplement to “dollars”, “C$” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” or “U.S. $” are to United States dollars.

Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. Neither the Company nor the Underwriters have authorized anyone to provide prospective investors with different or additional information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Common Shares. Neither the Company nor the Underwriters are making an offer to sell or seeking an offer to buy the Common Shares in any jurisdiction where such offer is not permitted. A prospective investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Common Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering constituted by this Prospectus Supplement. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

We have also filed this Prospectus Supplement to the Prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. You should read this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein. The securities qualified under this Prospectus Supplement may be offered and sold in each of the provinces and territories of Canada, except Quebec and Nunavut, subject to any applicable securities laws.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. The Company and the Underwriters have not authorized anyone to provide investors with different or additional information. Neither the Company nor the Underwriters are making an offer to sell or seeking an offer to buy the Common Shares in any jurisdiction where such offer or sale is not permitted. An investor should assume that the information appearing in this Prospectus Supplement or the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and it does not make any representation as to the accuracy of such information.

The Company’s annual financial statements, and Maritime Resources Corp.’s (“Maritime”) financial statements incorporated into our Business Acquisition Report (as defined below), that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board and the Company’s annual financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board. The unaudited interim condensed consolidated financial statements of Maritime incorporated into our Business Acquisition Report, incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with IFRS. This Prospectus Supplement and the Prospectus are part of the Company’s U.S. Registration Statement. Certain information from the Prospectus Supplement and the Prospectus has been omitted from the U.S. Registration Statement in accordance with the rules and regulations of the SEC. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Shares.

Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the Over-Allotment Option.

In this Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “New Found Gold” or the “Company”, refer to New Found Gold Corp.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein concerning the business, operations and financial performance and condition of New Found Gold constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable U.S. securities laws.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of this Prospectus Supplement, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial), business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this Prospectus Supplement and the Prospectus.

Forward-looking statements included or incorporated by reference in this Prospectus Supplement and the Prospectus include, without limitation:

•	expected timing and completion of the Offering;
•	approval to list the Common Shares on the TSXV and NYSE American;
•	statements related to the Credit Facility (as defined below), including funds being advanced pursuant to Tranche 1 and Tranche 2 (each, as defined below) under the Credit Facility, issuance of warrants in Tranche 1 and Tranche 2 under the Credit Facility, approval by the TSXV and authorization of the NYSE American of the warrants, and the use of proceeds of the Credit Facility;
•	the amount and proposed use of proceeds of the Offering;
•	business objectives and anticipated milestones;
•	the plan of distribution of the Common Shares;
•	expectations regarding the Company’s ability to raise capital and its uses;
•	statements related to the Queensway Gold Project and Hammerdown Gold Project (each, as defined herein) and the Company’s planned and future activities and exploration on the Queensway Gold Project, the Hammerdown Gold Project and its other mineral properties;
•	the Company’s goals regarding exploration and potential development of its projects;
•	the Company’s future business plans;
•	expectations regarding the ability to raise further capital;
•	the Company’s Mineral Resource estimates (within the meaning of NI 43-101 (as defined herein));
•	the market price of gold;
•	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;
•	the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company’s mineral properties;
•	government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador;
•	the Company’s compensation policy and practices; and
•	the Company’s expected reliance on key management personnel, advisors and consultants.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation:

•	risks related to the Company’s use of proceeds under the Offering;
•	future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share;
•	the Common Shares are subject to various factors that have made share prices volatile;
•	the market price of the Common Shares could decline;
•	the Company has never paid, and does not currently anticipate paying, dividends;
•	no assurance of an active or liquid market of the Common Shares;
•	the Company may fail to find a commercially viable deposit at any of its mineral properties;
•	the Company’s mineral resource estimates may not be reliable, or the Company may encounter unexpected or challenging geological, hydrological or mining conditions;
•	the Company’s mineral resources are estimates and there is no assurance that anticipated tonnages, grades or recovery levels will be achieved;

•	the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties, including incomplete or inaccurate records of historical underground workings that may result in unrecognized mined-out areas or voids;
•	mineral exploration and development are inherently risky;
•	the mineral exploration industry is intensely competitive;
•	the Company’s operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals;
•	additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company;
•	the Company has entered into a credit agreement for the Credit Facility, which may limit the Company’s financial flexibility and subject the Company to a risk of default;
•	the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business;
•	the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;
•	the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted;
•	the Company’s limited operating history;
•	the Company has no history of commercial production;
•	there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned;
•	the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company;
•	the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;
•	the potential impact of any tariffs, countervailing duties or other trade restrictions;
•	the Company may be negatively affected by economic and other consequences from the conflicts in Ukraine, Iran and Gaza, and the global response to such conflicts;
•	inflationary cost pressures may escalate the Company’s operating costs;
•	compliance with environmental regulations can be costly;
•	social and environmental activism can negatively impact exploration, development and mining activities;
•	the success of the Company is largely dependent on the performance of its directors and officers;
•	the Company’s operations may be adversely affected by First Nations land claims;
•	the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business;
•	the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company;
•	the Company’s future profitability may depend upon the world market prices of gold;
•	risks related to uninsured or partially insured losses;
•	risks related to compliance with securities laws and listing requirements;
•	the Company has no history of earnings;
•	the Company’s financial statements have been prepared assuming the Company will continue as a going-concern;
•	the Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations;
•	the Company may acquire mineral claims and companies;
•	the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company;
•	failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business;
•	the Company is subject to various risks associated with climate change;
•	the Company is subject to various risks associated to information technology systems;
•	the Company’s securities carry a high degree of risk;
•	sales by the Company’s existing shareholders could reduce the price of Common Shares;
•	the price of Common Shares may not represent the Company’s performance;
•	the trading market for the Common Shares could be influenced by securities analysts;
•	the Company’s securities may experience substantial volatility;
•	dilution from future equity financing could negatively impact holders of the Company’s securities;
•	the Company has not paid any dividends on the Common Shares;
•	the Company may delist from the TSXV and/or the NYSE American;

•	the Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of Sarbanes-Oxley Act;
•	the Company may be a PFIC (as defined herein), which may have adverse U.S. federal income tax consequences for U.S. investors;

•	United States investors may not be able to obtain enforcement of civil liabilities against the Company;
•	the unaudited pro forma financial information included in the Business Acquisition Report may not be indicative of the results of operations or financial position of the combined company; and
•	the Company’s indebtedness and grant of security interests in certain of our assets could adversely affect the Company’s business,

as well as those factors referred to in the “Risk Factors” section of the Prospectus, this Prospectus Supplement, and in the documents incorporated by reference, including the AIF (as defined herein).

In making the forward-looking statements in this Prospectus Supplement and the Prospectus, New Found Gold has applied several material assumptions, including without limitation, the assumptions that:

•	the Mineral Resource estimates and the assumptions upon which they are based are reliable;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties;
•	future prices of gold and other metal prices;
•	the timing and results of exploration and drilling programs;
•	the demand for, and price of gold;
•	that general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Queensway Gold Project as described in the Queensway Technical Report (as such term is defined herein);
•	the geology of the Hammerdown Gold Project as described in the Hammerdown Technical Report (as such term is defined herein);
•	the accuracy of budgeted exploration and development costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws;
•	sustained labour stability;
•	stability in financial and capital goods markets;
•	availability of equipment; and
•	the ability of the Company to fulfill the requirements of the TSXV and the NYSE American in connection with the listing of the Common Shares.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” in this Prospectus Supplement and the Prospectus and in the AIF under New Found Gold’s profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) website at www.sedarplus.ca and on the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov.

The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements. New Found Gold does not intend to update forward-looking statements, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Prospectus Supplement, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Prospectus Supplement is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise noted in our AIF and our financial statements and related management’s discussion and analysis of financial condition and results of operations that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the financial information contained in such documents is expressed in Canadian dollars. Exchange rates between U.S. dollars and the Canadian dollar are included below.

Unless otherwise indicated, all references to “$”, “C$” or “dollars” in this Prospectus Supplement and the accompanying Prospectus refer to Canadian dollars. References to “US$”, “U.S.$” or “U.S. dollars” in this Prospectus Supplement and the accompanying Prospectus refer to United States dollars.

The period end, average, high and low exchange rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31
	2025	2024	2023
Period End	$1.3706	$1.4389	$1.3226
Average	$1.3978	$1.3698	$1.3497
High	$1.4603	$1.4416	$1.3875
Low	$1.3558	$1.3316	$1.3128

On April 21, 2026, the daily average exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3653.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of New Found Gold Corp., 20 Adelaide Street East Suite 603, Toronto, Ontario M5C 2T6, Canada (Telephone (416) 910-4653) (Attn: Corporate Secretary) or by accessing the disclosure documents through SEDAR+, at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through EDGAR, at www.sec.gov. Our filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement and the Prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

•	our annual information form for the year ended December 31, 2025 dated March 25, 2026 (the “AIF”);
•	our audited annual financial statements as of and for the years ended December 31, 2025 and 2024, comprised of the consolidated statements of financial position as of December 31, 2025 and December 31, 2024 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, and the Report of Independent Registered Public Accounting Firm, dated March 25, 2026 (the “Annual Financial Statements”);

•	our management’s discussion and analysis of the results and financial condition of the Company for the years ended December 31, 2025 and 2024, dated March 25, 2026 (the “Annual MD&A”);
•	our statement of executive compensation for the year ended December 31, 2024, dated May 12, 2025;
•	the management information circular dated July 8, 2025 with respect to the annual general and special meeting of our shareholders held on August 20, 2025, filed on July 10, 2025;
•	the business acquisition report of the Company dated November 13, 2025 (the “Business Acquisition Report”) relating to the Arrangement (as defined below); and
•	the template version of the term sheet dated April 20, 2026, filed on SEDAR+ in connection with the Offering (the “Term Sheet”).

Any document of the type referred to in the preceding paragraphs (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions that is filed by the Company with a securities commission after the date of this Prospectus Supplement and prior to the termination of the Offering under this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, only if and to the extent expressly provided for therein). In addition, the Company may incorporate by reference into this Prospectus Supplement, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus Supplement, the Prospectus or a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes that prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus Supplement, except as so modified or superseded. Without limiting the foregoing, each document incorporated by reference into the Prospectus prior to the date hereof shall be deemed to have been superseded in its entirety unless such document is also listed above as being incorporated by reference into this Prospectus Supplement.

References to the Company’s website or any other website in this Prospectus Supplement, the accompanying Prospectus or any documents that are incorporated by reference into this Prospectus Supplement or the Prospectus do not incorporate by reference the information on such website(s) into this Prospectus Supplement or the Prospectus, and the Company disclaims any such incorporation by reference.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements), including the Term Sheet, that are utilized by the Underwriters in connection with the Offering are not part of this Prospectus Supplement or Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in the Prospectus Supplement. Any template version of any marketing materials filed on SEDAR+ at www.sedarplus.ca after the date of this Prospectus Supplement but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference herein and in the Prospectus.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference” in the Prospectus and the Prospectus Supplement; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of Davidson & Company LLP; (v) the consent of each expert listed in the exhibit index of the registration statement; (vi) the form of debt indenture; and (vii) the Underwriting Agreement.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the Prospectus Supplement and the Prospectus, including the section titled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus Supplement and the Prospectus, before making an investment decision.

Name, Address and Incorporation

New Found Gold was incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). The Company’s head and registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

Effective November 13, 2025, New Found Gold acquired all of the issued and outstanding shares of Maritime, a company incorporated under the laws of British Columbia, that it did not already own, by way of a statutory plan of arrangement pursuant to Division 5 of Part 9 of the BCBCA, whereby Maritime became its fully owned subsidiary (the “Arrangement”).

New Found Gold is a reporting issuer in each of the provinces and territories of Canada. The Common Shares are listed on the TSXV and NYSE American.

Business of the Company

New Found Gold is an emerging Canadian gold producer with assets in the Province of Newfoundland and Labrador. The Company’s exploration is focused on discovering and delineating gold resources. The Company has two material properties. The first is the Company’s flagship Queensway Gold Project located on the island of Newfoundland, Canada (the “Queensway Gold Project”, or the “Queensway Property”). On March 24, 2025, New Found Gold announced an initial mineral resource estimate (“MRE”) and on July 21, 2025, the Company issued a preliminary economic assessment (“PEA”) for the Queensway Gold Project. At present, the Queensway Gold Project does not have any known mineral reserves. The second is the Hammerdown Gold Project located on the island of Newfoundland, Canada (the “Hammerdown Gold Project”, consisting of the Hammerdown Property and the Pine Cove Property), which was acquired through the acquisition of Maritime. The Queensway Gold Project and the Hammerdown Gold Project are collectively referred to herein as the “Properties”. On February 26, 2026, New Found Gold announced the results of an updated PEA and updated MRE for the Hammerdown Gold Project. At present, the Hammerdown Gold Project does not have any known mineral reserves. The Hammerdown deposit on the Hammerdown Property had its first pour in November 2025 and is currently advancing to commercial production.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed technical reports on the Queensway Gold Project, including the technical report titled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada”, filed on September 2, 2025 and with an effective date of June 30, 2025, prepared by SLR Consulting (Canada) Ltd. (“SLR Consulting”), Stantec Consulting Limited (“Stantec”), Pierre Landry, P.Geo., Lance Engelbrecht, P.Eng., David M. Robson, P.Eng. and Sheldon H. Smith, P.Geo. in compliance with National Instrument 43-101– Standards of Disclosure of Mineral Projects (“NI 43-101”) (the “Queensway Technical Report”); (iv) completed a technical report on the Hammerdown Gold Project titled “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland & Labrador, Canada”, filed on March 17, 2026, with an effective date of February 18, 2026, prepared by WSP Canada Inc. (“WSP”), Stephen Coates, P.Eng., Christian Beaulieu, P.Geo., Michael Levy, P.Eng., Chafana Hamed Sako, P.Geo., James Guiraud, P.Geo., Stacy J. Freudigmann, P.Eng., Sheldon H. Smith, P.Geo., J. Alex Mcintyre, P.Eng., Neil J. Lincoln, P.Eng., Dachun (David) Jin, P.Eng., William Richard McBride, P.Eng. in compliance with NI 43-101 (the “Hammerdown Technical Report”); (v) undertaken exploration programs, including a 74,000 m diamond drill program and continued stripping of overburden to expose bedrock in targeted areas of the Queensway Property; and (vi) retained directors, officers and employees with the skills required to successfully operate a public mineral development and exploration company.

Further information regarding the business of the Company or its operations and its mineral properties can be found in the AIF, Annual Financial Statements and Annual MD&A and the other documents incorporated by reference into this Prospectus Supplement and the Prospectus available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.

Recent Developments

On April 20, 2026, the Company announced that it entered into a $105M senior secured credit facility (the “Credit Facility”) with Edgepoint Investment Group Inc (“EdgePoint”).

The Company will not be proceeding with the secured loan facility and warrants issuance contemplated in the non-binding term sheet with Nebari Natural Resources Credit Fund II, LP, as announced on March 5, 2026.

Pursuant to the Credit Facility, the funds will be advanced in two tranches: $70,000,000 (“Tranche 1”) to be funded upon delivery of the security package and the satisfaction of certain other conditions precedent and an additional $35,000,000 (“Tranche 2”) to be funded no later than 12 months after closing at the discretion of the Company. Both tranches will be subject to an establishment fee of 1% payable upon the advance of funds. Loans under the Credit Facility will bear interest at a fixed annual rate of 8.75% payable quarterly in arrears and will have a term of 3 years. The funds to be advanced reflect principal amounts subject to an original issue discount of 2.00%.

In connection with the Credit Facility and subject to the approval of the TSXV and the authorization of the NYSE American, the Company will issue to EdgePoint non-transferable warrants for the purchase of Common Shares (the “Credit Facility Warrants”). Each warrant entitles the holder to purchase one Common Share. The warrants to be issued on the funding of Tranche 1 will have an aggregate value of US$6,000,000 and be exercisable for an aggregate of 2,489,818 Common Shares at an exercise price of $3.30 per Common Share. The warrants to be issued on the funding of Tranche 2 will have an aggregate value of US$3,000,000 and be exercisable for Common Shares at an exercise price equal to a 25% premium to the closing price of the Common Shares on the TSXV immediately preceding the date of funding under Tranche 2. The warrants will be exercisable for a period of 3 years subject to customary adjustment provisions.

All direct and indirect subsidiaries of the Company will guarantee the Credit Facility. The Company and such guarantors will secure the Credit Facility with first-lien security interests over all of their present and after-acquired real and personal property.

The proceeds of the Credit Facility will be used for general corporate and working capital purposes of the Company and its subsidiaries, including financing for the development of the Queensway Gold Project and the ramp up of the Hammerdown Gold Project.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, you should carefully consider the risks described below, as well as the risks described under the “Risk Factors” section of the Prospectus and the AIF before purchasing the Common Shares.

Risks Related to Our Securities

Use of Proceeds

While information regarding the use of proceeds from the sale of the Common Shares is described under the heading “Use of Proceeds”, management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. The Company has identified certain forward-looking plans and objectives for the proceeds, including those listed under the heading “Business Objectives and Milestones”, but the Company’s ability to achieve such plans and objectives could change as a result of a number of internal and external factors, such as the results of continued development activities on the Company’s properties. Management may use the proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share

Shareholders of the Company will incur immediate dilution as a result of the Offering. The Company will also, in connection with the Credit Facility and subject to the approval of the TSXV and the authorization of the NYSE American, issue Credit Facility Warrants to EdgePoint. See “Consolidated Capitalization”. The Company may also sell additional equity securities (including through the sale of securities convertible into Common Shares) and may issue additional debt or equity securities to finance our operations, exploration, development, acquisitions or other projects. We are authorized to issue an unlimited number of Common Shares. We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our Common Shares are subject to various factors that have made share prices volatile

The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found Gold’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

The market price of the Common Shares could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity

The market price of the Common Shares could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company’s outstanding stock options or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, stock options and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSXV and NYSE American. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSXV and the NYSE American. Sales of the Common Shares by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company may be a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors

The Company may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors. U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a PFIC. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe we were a PFIC for 2025, and we may be treated as a PFIC in 2026 and subsequent years. Prospective investors should carefully read the tax discussion below under the heading “Material United States Federal Income Tax Considerations for U.S. Holders” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

The Company has never paid, and does not currently anticipate paying, dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the board of directors of the Company (“Board”) on the basis of the Company’s earnings, financial requirements and other conditions.

No assurance of active or liquid market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Investors may lose their entire investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

The Company, its directors and officers are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors

The Company and a majority of the Company’s directors and officers and the experts named in this Prospectus Supplement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof.

The unaudited pro forma financial information included or incorporated by reference into this Prospectus Supplement and the Prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the Arrangement.

This Prospectus Supplement and the Prospectus includes and incorporates by reference certain pro forma financial information. This pro forma financial information has been prepared using the consolidated historical financial statements of New Found Gold and Maritime, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the Arrangement. In addition, the pro forma financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is based in part on certain assumptions regarding the combined company after the Arrangement. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the Arrangement. Accordingly, the pro forma financial information does not necessarily represent what would have been the combined company’s results of operations and financial condition had Maritime and New Found Gold operated as a combined entity during the periods presented, or the combined company’s results of operations and financial condition following completion of the Arrangement. In addition, the combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

The Company’s indebtedness and grant of security interests in certain of our assets could adversely affect the Company’s business.

The Company has incurred indebtedness and may incur further indebtedness from time to time, which may be secured, including with respect to the Credit Facility. Certain of the Company’s mineral properties are in the exploration stage and the Company may not have sufficient sources of revenue from which to pay indebtedness until it commences production. If the Company is unable to pay existing or future indebtedness when due, the holders will have rights against the Company, and in the case of secured indebtedness, the holders may potentially seize or sell the assets subject to the security interest. Any failure to timely meet the Company’s obligations under these instruments may adversely affect the Company’s assets, results of operations and future prospects.

CONSOLIDATED CAPITALIZATION

Since December 31, 2025, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and debt capital other than as outlined under “Prior Sales”. For information on the issuance of Common Shares pursuant to the exercise of stock options (“Options”) pursuant to our incentive stock option plan and the settlement of restricted share units (“RSUs”), deferred share units, and performance share units pursuant to our share unit plan, see “Prior Sales”.

The following table shows the consolidated capitalization of the Company as at the date of the annual financial statements for the year ended December 31, 2025, and as at such date on an adjusted basis after giving effect to the Offering and Credit Facility. The table should be read in conjunction with the annual financial statements for the year ended December 31, 2025 and management’s discussion and analysis for the year ended December 31, 2025, which are incorporated by reference in this Prospectus as well as the other disclosure contained in this Prospectus, including the risk factors described under the heading “Risk Factors” in this Prospectus and in the AIF.

	As at December 31, 2025 (1)	As at December 31, 2025 (after giving effect to the Offering)	As at December 31, 2025 (after giving effect to the Offering, assuming full exercise of the Over-Allotment Option)	As at December 31, 2025 (after giving effect to the Offering and the Credit Facility)(4)	As at December 31, 2025 (after giving effect to the Offering, assuming full exercise of the Over-Allotment Option and the Credit Facility)(4)
Common Shares	342,329,665	376,129,665	381,199,665	376,129,665	381,199,665
Cash and cash equivalents(2)(3)	$58,838,699	$153,134,179	$167,353,501	$254,984,179	$269,203,501
Total Liabilities	$117,032,395	$117,032,395	$117,032,395	$222,032,395	$222,032,395
Total Capitalization	$536,129,650	$630,425,130	$644,644,452	$735,425,130	$749,644,452

Notes:

(1)	These figures have been derived from the annual financial statements for the year ended December 31, 2025.
(2)	After deduction of Underwriting Commission and estimated expenses of the Offering.
(3)	The above calculations assume no sales to President’s List purchasers under the Offering.

(4)	In addition, the Company will issue the Credit Facility Warrants to EdgePoint in accordance with the Credit Facility.

USE OF PROCEEDS

The net proceeds to the Company from the Offering will be approximately $94,295,480 (or approximately $108,514,802 if the Over-Allotment Option is exercised in full), after deducting payment of the Underwriting Commission in the amount of $5,252,520 (or $6,040,398 if the Over-Allotment Option is exercised in full) and the estimated expenses of the Offering of $500,000 by the Company from its general funds. The above calculations assume no sales to President’s List purchasers under the Offering.

The Company currently intends to use the net proceeds of the Offering as follows:

Principal Purpose	Approximate use of Proceeds ($)
Queensway Gold Project capital expenditures – engineering, early works and deposits on long lead items	70,000,000
Queensway Gold Project capital expenditures – permitting, sustainability, site admin	14,000,000
Corporate G&A, working capital	10,925,480
Total uses	94,295,480

The Company intends to spend the available funds as set forth above based on annual budgets approved by the Board, which are consistent with established internal control guidelines and with respect to the Queensway Gold Project and the recommendations in the Queensway Technical Report.

In addition, the net proceeds to the Company from the Credit Facility are anticipated to be approximately $101,850,000. The Company currently intends to use the net proceeds of the Credit Facility for general corporate and working capital purposes of the Company and its subsidiaries, including financing for the development of the Queensway Gold Project and the ramp up of the Hammerdown Gold Project.

Although the Company intends to use the proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual allocation of the proceeds may vary significantly from the amounts specified above, depending on the advancement of the Queensway Gold Project, the Hammerdown Gold Project, unforeseen events, and a number of factors, including those listed under “Risk Factors” in this Prospectus Supplement, the Prospectus and the AIF.

Business Objectives and Milestones

The net proceeds of the Offering and the Credit Facility and current cash on hand will allow the Company to further advance its Queensway Gold Project, and will be sufficient to complete the business objectives and milestones detailed below.

The main business objectives the Company intends to accomplish with the net proceeds of the Offering (assuming the Over-Allotment Option is not exercised) are:

1.	Queensway Gold Project capital expenditures – engineering, early works and deposits on long lead items.

2.	Queensway Gold Project capital expenditures – permitting, sustainability, site admin.

3.	Corporate G&A, working capital.

If the Over-Allotment Option is exercised, the Company anticipates the additional funds may be spent on exploration, project development or corporate general and administrative expenses.

The Company expects to complete these main business objectives during the next 24-month period. No significant event needs to occur for the Company to achieve these business objectives, although the objectives are dependent on the amount of proceeds raised, the time periods in which the proceeds are raised and are subject to the risks and uncertainties described in this Prospectus Supplement and the Prospectus.

Keith Boyle, P.Eng., is the “qualified person”, within the meaning of NI 43-101, who has reviewed and confirmed that the above-noted use of net proceeds allocation is reasonable.

PRIOR SALES

The following table summarizes the issuances by New Found Gold of Common Shares within the 12 months prior to the date of this Prospectus Supplement:

Issue Date	Type of Security	Number Issued	Issue Price
May 6, 2025(1)	Common Shares	50,000	$1.075
June 3, 2025(2)	Common Shares	15,265,000	$2.29
June 3, 2025(2)	Common Shares	4,370,000	$1.63
June 12, 2025(3)	Common Shares	9,345,000	$2.29
July 24, 2025(1)	Common Shares	1,000,000	$1.40
August 27, 2025(4)	Common Shares	12,269,939	$1.63
August 28, 2025(1)	Common Shares	10,000	$2.07
September 2, 2025(1)	Common Shares	10,000	$2.07
September 29, 2025(1)	Common Shares	9,329	$2.15
October 31, 2025(5)	Common Shares	89,463	$2.92
November 13, 2025(6)	Common Shares	94,254,209	N/A
November 26, 2025(7)	Common Shares	1,085,003	$4.27
December 5, 2025(8)	Common Shares	2,821,556	N/A
December 8, 2025(9)	Common Shares	15,000	$0.67
December 8, 2025(9)	Common Shares	15,000	$0.80
December 12, 2025(10)	Common Shares	262,376	$1.00
December 12, 2025(11)	Common Shares	101,250	$1.03
December 16, 2025(9)	Common Shares	26,250	$2.40
December 16, 2025(9)	Common Shares	80,940	$1.47
December 16, 2025(9)	Common Shares	80,940	$1.47
December 16, 2025(9)	Common Shares	22,500	$0.80

Issue Date	Type of Security	Number Issued	Issue Price
December 22, 2025(11)	Common Shares	8,249	$1.60
December 23, 2025(9)	Common Shares	15,000	$0.67
December 23, 2025(9)	Common Shares	15,000	$0.80
December 23, 2025(9)	Common Shares	37,500	$1.47
December 24, 2025(11)	Common Shares	11,227	$1.60
December 29, 2025(10)	Common Shares	150,000	$1.00
December 30, 2025(9)	Common Shares	75,000	$2.40
December 30, 2025(9)	Common Shares	22,500	$0.67
December 30, 2025(9)	Common Shares	22,500	$0.80
December 30, 2025(9)	Common Shares	80,940	$1.47
January 6, 2026(9)	Common Shares	7,500	$2.40
January 6, 2026(9)	Common Shares	18,750	$1.47
January 6, 2026(10)	Common Shares	90,808	$1.51
January 8, 2026(9)	Common Shares	60,000	$2.40
January 8, 2026(9)	Common Shares	60,000	$0.67
January 8, 2026(9)	Common Shares	75,000	$0.80
January 8, 2026(9)	Common Shares	192,532	$1.47
January 8, 2026(10)	Common Shares	234,343	$1.00
January 8, 2026(9)	Common Shares	22,500	$0.67
January 12, 2026(10)	Common Shares	173,694	$1.03

Issue Date	Type of Security	Number Issued	Issue Price
January 12, 2026(9)	Common Shares	45,000	$2.40
January 12, 2026(9)	Common Shares	37,500	$0.67
January 12, 2026(9)	Common Shares	37,500	$0.80
January 13, 2026(9)	Common Shares	75,000	$2.40
January 13, 2026(9)	Common Shares	22,500	$0.67
January 13, 2026(9)	Common Shares	22,500	$0.80
January 13, 2026(9)	Common Shares	80,940	$1.47
January 14, 2026(9)	Common Shares	7,500	$2.40
January 14, 2026(9)	Common Shares	7,500	$0.80
January 14, 2026(9)	Common Shares	18,750	$1.47
January 16, 2026(9)	Common Shares	45,000	$2.40
January 16, 2026(9)	Common Shares	48,750	$0.67
January 16, 2026(9)	Common Shares	56,250	$0.80
January 16, 2026(9)	Common Shares	144,405	$1.47
January 21, 2026(9)	Common Shares	26,250	$0.67
January 21, 2026(9)	Common Shares	26,250	$0.80
January 21, 2026(11)	Common Shares	11,250	$1.60
January 23, 2026(9)	Common Shares	22,500	$2.40
January 26, 2026(9)	Common Shares	139,087	$1.47
January 26, 2026(9)	Common Shares	22,500	$2.40

Issue Date	Type of Security	Number Issued	Issue Price
January 30, 2026(12)	Common Shares	31,000	N/A
February 2, 2026(12)	Common Shares	100,000	N/A
February 10, 2026(9)	Common Shares	18,750	$1.47
February 11, 2026(9)	Common Shares	17,500	$1.47
February 11, 2026(9)	Common Shares	37,500	$1.47
February 17, 2026(9)	Common Shares	7,500	$2.40
February 19, 2026(10)	Common Shares	6,075	$1.03
February 19, 2026(11)	Common Shares	675,000	$1.03
February 25, 2026(9)	Common Shares	20,000	$1.47
March 2, 2026(9)	Common Shares	37,500	$0.67
March 4, 2026(12)	Common Shares	100,000	N/A

Notes:

(1)	Common Shares issued pursuant to the exercise of Options.
(2)	Common Shares issued pursuant to the closing of the first tranche of the 2025 bought deal public offering (the “2025 Financing”).
(3)	Common Shares issued pursuant to the closing of the second tranche of the 2025 Financing.
(4)	Common Shares issued pursuant to the closing of the private placement in 2025.
(5)	Common Shares issued pursuant to acquisition of exploration and evaluation assets.
(6)	Common Shares issued pursuant to the Arrangement.
(7)	Common Shares issued pursuant to a settlement agreement with SCP Resource Finance LP.
(8)	Common Shares issued pursuant to the acquisition of a 100% interest in certain mineral claims in central Newfoundland previously held by Exploits Discovery Corp.
(9)	Common Shares issued pursuant to the exercise of Maritime Options.
(10)	Common Shares issued pursuant to the exercise of Broker Warrants.
(11)	Common Shares issued pursuant to the exercise of Maritime Warrants.
(12)	Common Shares issued pursuant to the settlement of awards.

The following tables summarize the securities issued by the Company, which are convertible or exchangeable into Common Shares, within the 12 months prior to the date of this Prospectus Supplement:

Options and RSUS

Date of Grant	Security	Issue Price	Exercise Price	Number of Securities
May 13, 2025	Options	N/A	1.67	3,770,000
September 26, 2025	Options	N/A	2.97	809,167
November 6, 2025	Options	N/A	2.70	66,944
August 20, 2025	RSUs	N/A	0.00	300,000
September 15, 2025	RSUs	N/A	0.00	753,000
November 6, 2025	RSUs	N/A	0.00	41,348
December 4, 2025	RSUs	N/A	0.00	300,000

The Arrangement – Replacement Options and Maritime Warrants

Date of Grant	Security	Issue Price	Exercise Price	Number of Securities
November 13, 2025	Options	N/A	2.40	450,000
November 13, 2025	Options	N/A	0.67	382,500
November 13, 2025	Options	N/A	0.80	363,750
November 13, 2025	Options	N/A	1.47	1,279,709
November 13, 2025	Registered Warrants	N/A	1.03	30,088,430
November 13, 2025	Registered Warrants	N/A	1.60	125,791,570	(3)
November 13, 2025	Broker Warrants	N/A	0.67	33,173,740
November 13, 2025	Broker Warrants	N/A	1.03	2,663,250
November 13, 2025	Broker Warrants	N/A	1.00	10,622,930
November 13, 2025	Broker Warrants	N/A	1.51	605,389

Notes:

(1)	In accordance with the Arrangement, each Maritime Option was cancelled and exchanged for a replacement option to acquire from the Company such number of Common Shares equal to the product of: (A) that number of Maritime shares that were issuable upon exercise of such Maritime Option immediately prior to the effective time and (B) the exchange ratio, at an exercise price per Common Share equal to the quotient determined by dividing: (X) exercise price per Maritime share at which such Maritime Option was exercisable immediately prior to the effective time, by (Y) the exchange ratio.
(2)	Pursuant to the Arrangement, each outstanding Maritime share purchase warrant became exercisable for Common Shares issuable on exercise and adjusted in accordance with the exchange ratio.
(3)	Approximate due to CDS holdings.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “NFG”. The following table sets forth information relating to the trading of the Common Shares on the TSXV for the periods indicated.

Month	High ($)	Low ($)	Volume
April 1 – 21, 2026	3.19	2.56	8,444,279
March 2026	4.01	2.31	18,892,869
February 2026	4.14	3.40	18,020,340
January 2026	4.89	3.70	19,236,177
December 2025	4.54	3.41	20,748,965
November 2025	3.38	2.62	13,727,236
October 2025	3.95	2.55	20,639,722
September 2025	3.57	2.46	20,729,537
August 2025	2.68	2.06	4,965,166
July 2025	2.55	1.84	7,433,663
June 2025	2.37	1.91	10,348,178
May 2025	2.20	1.47	10,715,114
April 2025	1.83	1.34	10,475,226

The Common Shares are listed and posted for trading on the NYSE American under the symbol “NFGC”. The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the periods indicated.

Month	High (US$)	Low (US$)	Volume
April 1 – 21, 2026	2.33	1.86	1,243,762
March 2026	2.93	1.68	5,093,421
February 2026	3.07	2.49	2,501,472
January 2026	3.57	2.73	2,385,884
December 2025	3.32	2.46	3,243,576
November 2025	2.42	1.86	1,608,181
October 2025	2.81	1.82	2,105,975
September 2025	2.57	1.78	2,218,886
August 2025	1.95	1.50	777,289
July 2025	1.86	1.34	947,974
June 2025	1.73	1.40	1,376,401
May 2025	1.60	1.07	1,849,681
April 2025	1.32	0.93	1,441,760

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date prior to the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to the Offering and who for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Company and each of the Underwriters; (ii) is not affiliated with the Company or any of the Underwriters; and (iii) will acquire and hold such Common Shares as capital property (each, a “Holder”). The Common Shares will generally be considered to be capital property to a Holder unless the Holder acquires, holds or uses the Common Shares or is deemed to acquire, hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has elected to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a “synthetic disposition arrangement”, “synthetic equity arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, with respect to the Common Shares; (g) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; or (h) that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada for the purposes of the Tax Act that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based upon the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof, any specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Convention”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing and made publicly available by the CRA prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the CRA’s administrative policies or assessing practices, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not, and is not intended to be, and nor should it be construed to be, legal or income tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Residents of Canada

This section of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Common Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the ability of the Company to designate any particular dividend as an “eligible dividend” and the Company has made no commitments in this regard.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income for the taxation year and will generally be deductible in computing such Resident Holder’s taxable income, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of Common Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than to the Company unless purchased in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) in the taxation year of disposition equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition.

The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other common shares of the Company held as capital property at that time by the Resident Holder, if any. The tax treatment of such capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains (but not against other income) realized in such years, in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of the Common Shares by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends previously received or deemed to have been received by it on such Common Shares, or shares substituted for such Common Shares, as applicable, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Common Share is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that: (i) throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act), or (ii) at any time in the relevant taxation year, is a “substantive CCPC” ( as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Residents of Canada

This section of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Common Shares in connection with carrying on a business (including an adventure or concern in the nature of trade) in Canada (a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, as long as the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV and NYSE American) at the time of disposition or deemed disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons with whom the Non-Resident Holder does not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or, for civil law, rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, Common Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.

Even if the Common Shares of a Non-Resident Holder constitute taxable Canadian property, a Non-Resident Holder may be eligible for relief from taxation in Canada pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own advisors regarding the tax and compliance considerations that may be relevant to them.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share that is taxable Canadian property to that Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under “Residents of Canada – Disposition of Common Shares” and “Residents of Canada - Taxation of Capital Gains and Losses” will generally apply to such disposition. Such Non-Resident Holders should consult their own tax advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a discussion of certain U.S. Federal income tax consequences of the acquisition, ownership and disposition of the Common Shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires the Common Shares pursuant to this Offering. This discussion is not a complete analysis or a listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold the Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:

•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations;
•	insurance companies;
•	persons holding the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;
•	persons who acquired the Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	persons subject to the alternative minimum tax;
•	persons that generally mark their securities to market for U.S. federal income tax purposes;
•	persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement;
•	persons who own or have owned 10% or more (by vote or value) of our outstanding Common Shares;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;
•	dealers or traders in securities or currencies; or
•	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax other than income tax or tax consequences under any state, local or foreign law.

For purposes of this section, you are a “U.S. Holder” if you are a beneficial owner of Common Shares that is: (1) a citizen or an individual resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of the Common Shares, the tax treatment of a partner or other owner or participant will generally depend upon the status of the partner (or other owner or participant) and the activities of the entity (or arrangement). If you are a partner (or other owner of or participant in the partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of a pass through entity that acquires the Common Shares, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning or disposing of Common Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchases are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of the Common Shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by us will generally be subject to U.S. federal income tax as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax we may be required to withhold from such distributions under Canadian law. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under the U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in the Common Shares held by you (thereby increasing the amount of gain, or decreasing the amount of loss to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to the Common Shares will be treated as dividends for U.S. federal income tax purposes.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year. As discussed below, we believe we were a PFIC for 2025, and we may be treated as a PFIC in 2026 and subsequent years. The Common Shares are readily tradable on an established securities market, the NYSE American. We may also be eligible for the benefits of the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”). Accordingly, subject to the PFIC rules discussed below, we expect that a non-corporate U.S. Holder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Canadian withholding tax. You are urged to consult your own tax advisor about your eligibility for reduction of Canadian withholding tax. You may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. You will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. Dividends will be treated as having foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the date day you actually or constructively receive the distribution in accordance with your regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of the Common Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of the Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the Common Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of the Common Shares will be treated as having a United States source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If you receive any foreign currency on the sale of the Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.

We believe we were a PFIC for 2025, and we may be treated as a PFIC in 2026 and subsequent years. If we were to be classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received with respect to the Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made and to years before we became a PFIC with respect to the U.S. Holder, if any, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in which we were a PFIC would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. An “Excess Distribution” generally would be any distribution to you with respect to the Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by you with respect to the Common Shares during the three preceding taxable years or, if shorter, during your holding period for the Common Shares. In addition, you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs (“lower-tier PFICs”).

Mark-to Market Election

If the Common Shares are treated as “marketable stock” for purposes of the PFIC rules, you may avoid the foregoing PFIC rules by making a mark-to-market election. The Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the NYSE American and TSXV meet this test, and accordingly, provided that the Common Shares are regularly traded on the NYSE American or TSXV, you should be able to make a mark-to-market election with respect to the Common Shares if the Company is classified as a PFIC. After making such an election, or on an actual sale, you generally would include as ordinary income at the end of each taxable year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of the Common Shares over your adjusted basis in such Common Shares. You also would be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in our Common Shares over their fair market value at the end of the taxable year, and for any loss recognized on actual sale, but only to the extent, in each case, of the previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of the Common Shares would be a capital loss to the extent in excess of previously included mark-to market income not offset by previously deducted decreases in value.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you would continue to be subject to the PFIC rules with respect to your indirect interest in any of our direct or indirect subsidiaries that are also PFICs and any other investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding making a mark-to-market election in respect of the Common Shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding the Common Shares and the availability of any tax elections if we are considered a PFIC in any taxable year.

QEF Election

The PFIC tax rules outlined above also would not apply to you if you alternatively elected to treat us as a “qualified electing fund” or “QEF.” You are urged to consult your tax advisor as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to an Excess Distribution by a PFIC or, in certain cases, QEF inclusions.

If we provide the necessary information and you were eligible for and timely made a QEF election, you would include in income each year for which we are a PFIC (and be subject to current U.S. federal income tax on) your pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for our taxable year that ends with or within your taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. If you are a corporation you will not be eligible for a dividends received reduction in respect of such income or gain. Your adjusted tax basis in the Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in your adjusted tax basis in the Common Shares and would not be taxed again. You would not, however, be entitled to a deduction for your pro rata share of any losses that we incurred with respect to any year. In certain cases in which we did not distribute all of our earnings in a taxable year, you might also be permitted to elect to defer payment of some or all of the taxes on our income, subject to an interest charge on the deferred amount. You would generally recognize capital gain or loss on the sale, exchange or other disposition of the Common Shares. You would generally make a QEF election with respect to the first year during which we were at any time a PFIC by filing IRS Form 8621 with your U.S. federal income tax return. The QEF election is made on a shareholder by shareholder basis and can only be revoked with the consent of the IRS. We expect to provide the information that is necessary to make a QEF election with respect to us or any lower-tier PFICs, upon request.

Notwithstanding any election made with respect to the Common Shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Material United States Federal Income Tax Considerations for U.S. Holders — Distributions”. Instead, such dividends would be subject to tax at ordinary income rates.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding the Common Shares if we are considered a PFIC in any taxable year.

Additional Tax on Passive Income

Certain U.S. Holders who are individuals, estates and trusts are required to pay a 3.8 percent tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale of other taxable disposition of the Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding additional tax on passive income.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of the Common Shares and the proceeds received by you from the sale, exchange or other disposition of the Common Shares within the United States unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

In addition, you should be aware that reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, with their return for each year in which they hold the Common Shares. You are urged to consult your tax advisor regarding the application of the information reporting rules to the Common Shares.

During any taxable year in which we or any subsidiary is treated as a PFIC with respect to you, you may be required to file an annual report with the IRS. Failure to file such report could result in the imposition of penalties. You are urged to consult your tax advisor concerning the PFIC annual filing requirements.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase on the Closing Date, an aggregate of 33,800,000 Common Shares, payable in cash to the Company against delivery of such Common Shares, subject to the terms and conditions of the Underwriting Agreement. The terms of the Offering, including the Offering Price, were determined based on arm’s length negotiations between the Company and the Lead Underwriters. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters have reserved the right to form a selling group of appropriately registered dealers and brokers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Company.

The Underwriting Agreement provides that the Company will pay to the Underwriters the Underwriting Commission of $0.1554 per Common Share or Over-Allotment Share, if any, sold pursuant to the exercise of the Over-Allotment Option, representing 5.25% of the gross proceeds per Common Share or any Over-Allotment Share, as the case may be, for their services in connection with the distribution of the Common Shares and Over-Allotment Shares, other than gross proceeds on any sales made to President’s List purchasers, on which a reduced fee of 1% of such gross proceeds will be paid to the Underwriters. The President’s List may represent a maximum of $21 million of gross proceeds from the Offering.

The Offering Price was determined by arm’s length negotiation between the Company and the Lead Underwriters, with reference to the prevailing market price of the Common Shares and other factors.

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Quebec and Nunavut, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Common Shares and the Over-Allotment Shares will be offered in Canada by the Underwriters either directly or through their respective duly registered Canadian broker-dealer affiliates or agents, as applicable. The Common Shares may be offered for sale in the United States, through the Underwriters either directly or through their respective U.S. broker-dealer affiliates or agents, as applicable.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until 30 days from the Closing Date, to purchase up to an additional amount of Common Shares equal to 15% of the Common Shares sold pursuant to the Offering, being 5,070,000 Over-Allotment Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be issued upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public will be $115,055,200.00, the total Underwriting Commission will be $6,040,398.00 (assuming no sales to President’s List purchasers under the Offering), and the net proceeds to the Company, before deducting the estimated expenses of the Offering, will be $109,014,802.00.

The Underwriters propose to offer the Common Shares initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made reasonable efforts to sell all of the Common Shares at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by prospective purchasers for Common Shares is less than the gross price paid by the Underwriters to the Company. Any such reduction in price will not affect the proceeds received by the Company.

The Company estimates that the total expenses of the Offering, excluding the Underwriting Commission and assuming no exercise of the Over-Allotment Option, will be approximately $500,000. The Company has agreed to reimburse the Underwriters for their out-of-pocket expenses reasonably incurred by the Underwriters in connection with this Offering.

The Underwriters have agreed to purchase all of the Common Shares sold under the Underwriting Agreement, other than the Over-Allotment Shares covered by the Over-Allotment Option described above. The Underwriting Agreement provides that the Underwriters’ obligation to purchase Common Shares depends on the satisfaction of the conditions contained in the Underwriting Agreement including:

•	the representations and warranties made by the Company to the Underwriters are true;
•	there is no adverse material change in the Company’s business prior to the Closing Date; and
•	the Company delivers customary closing documents to the Underwriters.

The Company has agreed to indemnify the Underwriters, their affiliates, and their respective directors, officers, employees, partners, agents, and advisors against certain liabilities and expenses related to the Offering, including liabilities under the United States Securities Act of 1933, as amended. The Company has also agreed to contribute to payments the Underwriters may be required to make in respect of such liabilities.

The Company has agreed in the Underwriting Agreement that the Company shall not, directly or indirectly, issue any Common Shares or securities convertible into Common Shares (including any Common Shares that can be issued pursuant to an at-the-market program of the Company) other than: (i) the Credit Facility Warrants; (ii) the grant or exercise or vesting of stock options, share units, restricted share units, deferred share units and other similar issuances pursuant to the equity incentive plans of the Company and other stock-based compensation arrangements including, for greater certainty the sale of any shares issued thereunder; (iii) the exercise or conversion of outstanding convertible securities; and (iv) any obligations in respect of existing agreements, for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld.

The Company has also agreed to cause each of its directors and executive officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriters evidencing their agreement to not, without the prior written consent of the Lead Underwriters (which consent will not be unreasonably withheld), directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or hereinafter acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise for a period of 90 days from the Closing Date or any date the Over-Allotment Option is exercised, as applicable, other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales (i.e., the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering); and purchases to cover positions created by short sales; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or mitigating a decline in the market price of the Common Shares while the Offering is in progress. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the Underwriters in the open market prior to the completion of the Offering.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSXV, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

This Prospectus Supplement and Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters participating in the Offering. The Underwriters may agree to allocate a number of Common Shares for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters that may make Internet distributions on the same basis as other allocations. Other than the Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement, has not been approved or endorsed by the Company or any of the Underwriters in its capacity as underwriter, and should not be relied upon by investors.

The Company has applied to list the Common Shares distributed under the Prospectus Supplement on the TSXV and NYSE American. Listing will be subject to the Company fulfilling all the listing requirements of the TSXV and the NYSE American, as applicable.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 345,212,549 Common Shares issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities.

DIVIDEND POLICY

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances.

AGENT FOR SERVICE OF PROCESS

Each of (a) Paul Huet, Non-Executive Chair of the Board and director of the Company, and (b) William Hayden, director of the Company, resides outside of Canada and has appointed the following agent for service and process in Canada:

Name of Person	Name and Address of Agent
Paul Huet and William Hayden	Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on the Company’s behalf by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to United States legal matters and on the Underwriters’ behalf by Borden Ladner Gervais LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

The partners and associates of Blake, Cassels & Graydon LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, the auditor of the Company’s audited financial statements as of and for the years ended December 31, 2025 and 2024, has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Davidson & Company LLP, Maritime’s former external auditor, is named herein, and in certain documents incorporated by reference herein, as having audited the audited annual consolidated financial statements for Maritime for the year ended December 31, 2024 and comparative financials to the year ended December 31, 2023, together with the notes thereto, which are included in the Business Acquisition Report referred to under “Documents Incorporated by Reference”. Davidson & Company LLP has confirmed that, at the time of their audit, they were independent of Maritime in the context of the within the meaning of applicable securities laws and the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

New Found Gold’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

INTEREST OF EXPERTS

Information of a scientific or technical nature with respect of the Queensway Gold Project contained in the Prospectus (including the documents incorporated by reference) is based on the Queensway Technical Report, with an effective date of June 30, 2025, prepared by Pierre Landry, P.Geo. of SLR Consulting, David M. Robson, P.Eng., MBA of SLR Consulting, Lance Engelbrecht, P.Eng. of SLR Consulting, and Sheldon H. Smith, P.Geo. of Stantec, each an independent Qualified Person under NI 43-101.

Information of a scientific or technical nature with respect of the Hammerdown Gold Project contained in the Prospectus (including the documents incorporated by reference) is based on the Hammerdown Technical Report, with an effective date of February 18, 2026, prepared by WSP, Stephen Coates, P.Eng., Christian Beaulieu, P.Geo., Michael Levy, P.Eng., Chafana Hamed Sako, P.Geo., James Guiraud, P.Geo., Stacy J. Freudigmann, P.Eng., Sheldon H. Smith, P.Geo., J. Alex Mcintyre, P.Eng., Neil J. Lincoln, P.Eng., Dachun (David) Jin, P.Eng., William Richard McBride, P.Eng., each an independent Qualified Person under NI 43-101.

All other information of a scientific or technical nature contained in this Prospectus Supplement (including certain other documents incorporated by reference) has been reviewed and approved by Keith Boyle, P.Eng., Chief Executive Officer of the Company and a Qualified Person as defined in NI 43-101.

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their firm are the registered or beneficial owners, directly or indirectly, of less than one percent of the outstanding Common Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. The majority of our directors and officers and the experts named in this Prospectus Supplement are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our U.S. Registration Statement of which this Prospectus Supplement and Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	May 23, 2025

NEW FOUND GOLD CORP.

Up to US$300,000,000

Common Shares
Warrants
Subscription Receipts
Units
Debt Securities

Share Purchase Contracts

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this short form base prospectus, including any amendments hereto, remains effective, of the securities of New Found Gold Corp. (the “Company”, “New Found”, “NFG”, “we”, “us” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$300,000,000. The securities may be offered by us or by our securityholders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (the “Common Shares”) are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “NFG” and on the NYSE American LLC (“NYSE American”) under the symbol “NFGC”. On May 22, 2025, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV and NYSE American was C$1.80 and US$1.31, respectively. Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Company’s Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form base shelf prospectus. This may affect the pricing of the Company’s securities, other than the Company’s Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as a result, such financial statements may not be comparable to the financial statements of United States companies.

Acquiring the Company’s securities may subject you to tax consequences both in the United States and Canada. This short form base shelf prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. See “Statutory Rights of Withdrawal and Rescission”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, the majority of our officers and directors and certain of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be, residents of a country other than the United States and all of our assets are located outside of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this short form base shelf prospectus or performed any review of the contents of this short form base shelf prospectus.

This short form base shelf prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this short form base shelf prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this short form base shelf prospectus except in cases where an exemption from such delivery requirements is available. Each prospectus supplement will be incorporated by reference into this short form base shelf prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this short form base shelf prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this short form base shelf prospectus.

The Company’s securities may be sold pursuant to this short form base shelf prospectus by us or any selling securityholders through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or our selling securityholders. In connection with any underwritten offering of securities, excluding an “at-the-market distribution” (an “ATM Distribution”) as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an ATM Distribution undertaken pursuant to any prospectus supplement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot or effect transactions which stabilize or maintain the market price of the securities offered.

This short form base shelf prospectus may qualify an ATM Distribution. The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSXV, NYSE American or other existing trading markets for the securities. See “Plan of Distribution”.

A prospectus supplement will set out the names of any underwriters, dealers or agents, or selling securityholders involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds the Company expects to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold by us or the selling securityholders and the compensation of such underwriters, dealers or agents.

ii

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this short form base shelf prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.

Investors should rely only on the information contained in or incorporated by reference into this short form base shelf prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this short form base shelf prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company or any selling securityholders will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this short form base shelf prospectus is accurate as of any date other than the date on the face page of this short form base shelf prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

The Company’s head office is located at 1055 West Georgia Street, Suite 2129, Vancouver, British Columbia V6E 3P3, Canada. The Company’s registered office is located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada.

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TABLE OF CONTENTS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

You should rely only on the information contained or incorporated by reference in this short form base shelf prospectus and any applicable prospectus supplement and on the other information included in the registration statement of which this short form base shelf prospectus will form a part. The Company has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this short form base shelf prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this short form base shelf prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this short form base shelf prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this short form base shelf prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this short form base shelf prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and the Company does not make any representation as to the accuracy of such information.

In this short form base shelf prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars.

In this short form base shelf prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “New Found”, “NFG” or the “Company”, refer to New Found Gold Corp.

A registration statement on Form F-10 will be filed by the Company with the SEC in respect of the offering of securities. The registration statement, of which this prospectus constitutes a part, contains additional information not included in this prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC. Under the registration statement, the Company may, from time to time, sell securities described in this prospectus in one or more offerings up to an aggregate offering amount of US$300,000,000. Each time the Company sells securities under the registration statement, it will provide a prospectus supplement that will contain specific information about the terms of that offering of securities. A prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. Investors in the United States should also refer to the registration statement and the exhibits thereto for further information with respect to the Company and the securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference herein and any prospectus supplement, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this prospectus, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this prospectus is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form base shelf prospectus contains “forward-looking information” and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. The Company cautions readers regarding forward-looking statements and information found in this short form base shelf prospectus (including the documents incorporated by reference herein) and in any other statement made by, or on the behalf of the Company.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of this short form base shelf prospectus, and include, but are not limited to statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this short form base shelf prospectus.

Forward-looking statements included or incorporated by reference in this short form base shelf prospectus include, without limitation:

•	the Company’s plans to complete its preliminary economic assessment of the Queensway Project and anticipated timing of those plans;
•	statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project and its other mineral properties;
•	the Company’s goals regarding exploration and potential development of its projects;
•	the Company’s future business plans;
•	expectations regarding the ability to raise further capital;
•	our Mineral Resource estimates;
•	the market price of gold;
•	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;
•	the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties;
•	government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador;
•	the Company’s compensation policy and practices; and
•	the Company’s expected reliance on key management personnel, advisors and consultants.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation:

•	the Company may fail to find a commercially viable deposit at any of its mineral properties;
•	our Mineral Resource estimates may not be reliable, or we may encounter unexpected or challenging geological, hydrological or mining conditions;

•	there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest;
•	the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties;
•	mineral exploration and development are inherently risky;
•	the mineral exploration industry is intensely competitive;
•	additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold;
•	the Company may not be able to identify, negotiate, finance or receive regulatory approval for any future acquisitions successfully, or to integrate such acquisitions with its current business;
•	the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations;
•	the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted;
•	the Company’s limited operating history;
•	there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned;
•	the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company;
•	the volatility of global capital markets over the past several years has generally made the raising of capital more difficult;
•	the potential impact of any tariffs, countervailing duties or other trade restrictions;
•	the Company may be negatively affected by economic and other consequences from Russia’s military action against Ukraine, the Israel-Hamas war and the sanctions imposed in response;
•	inflationary cost pressures may escalate the Company’s operating costs;
•	compliance with environmental regulations can be costly;
•	social and environmental activism can negatively impact exploration, development and mining activities;
•	the success of the Company is largely dependent on the performance of its directors and officers;
•	the Company’s operations may be adversely affected by First Nations land claims;
•	the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business;
•	the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company;
•	the Company’s future profitability may depend upon the world market prices of gold;
•	the Company has no history of earnings;
•	the Company’s financial statements have been prepared assuming the Company will continue as a going-concern;
•	the Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations;
•	the Company may acquire mineral claims and companies;
•	the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company;
•	failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business;
•	the Company is subject to various risks associated with climate change;
•	the Company is subject to various risks associated to information technology systems;
•	the Company’s securities carry a high degree of risk;
•	sales by the Company’s existing shareholders could reduce the price of Common Shares;
•	the price of Common Shares may not represent the Company’s performance;
•	the trading market for the Common Shares could be influenced by securities analysts;
•	the Company’s securities may experience substantial volatility;
•	dilution from future equity financing could negatively impact holders of the Company’s securities;
•	the Company has not paid any dividends on the Common Shares;

•	the Company may delist from the TSXV and/or the NYSE American;
•	the Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of SOX (as defined below);
•	the Company may be a PFIC (as defined below), which may have adverse U.S. federal income tax consequences for U.S. investors;
•	risks related to compliance with securities laws and listing requirements;
•	the Company has discretion over the use of proceeds of an offering;
•	exercise of the Company’s stock options may dilute existing shareholders;
•	the Common Shares may not have sufficient liquidity on the trading market;
•	there is no public market for debt securities, warrants, subscription receipts, securities purchase contracts or units;
•	interest rates and fluctuations in foreign currency markets may affect market price or value of debt securities;
•	United States investors may not be able to obtain enforcement of civil liabilities against the Company; and
•	other factors discussed under “Risk Factors”.

In making the forward-looking statements in this short form base shelf prospectus, New Found has applied several material assumptions, including without limitation, the following:

•	our Mineral Resource estimates and the assumptions upon which they are based are reliable;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties;
•	future prices of gold and other metal prices;
•	the timing and results of exploration and drilling programs; the demand for, and price of gold;
•	that general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Queensway Project as described in the Technical Report (as such term is defined herein);
•	the accuracy of budgeted exploration and development costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws;
•	sustained labour stability;
•	stability in financial and capital goods markets; and
•	availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s AIF (defined below) under New Found’s profile on the Canadian System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.

The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of New Found Gold Corp., 1055 West Georgia Street, Suite 2129, Vancouver, British Columbia V6E 3P3, Canada (Telephone (416)-910-4653) (Attn: Corporate Secretary) or by accessing the disclosure documents through SEDAR+, at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. The Company’s filings through SEDAR+ and EDGAR are not incorporated by reference in the prospectus except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:

•	our annual information form for the year ended December 31, 2024 dated March 20, 2025 (the “AIF”);

•	our audited annual financial statements as of and for the years ended December 31, 2024 and 2023, comprised of the statements of financial position as of December 31, 2024 and December 31, 2023 and the statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes to the financial statements, including a summary of significant accounting policies, and the Report of Independent Registered Public Accounting Firm, dated March 20, 2025;

•	our management’s discussion and analysis of the results and financial condition of the Company for the year ended December 31, 2024 and 2023, dated March 20, 2025 (the “Annual MD&A”);

•	our condensed interim financial statements for the three months ended March 31, 2025 and 2024, and the notes thereto, filed on May 12, 2025;
•	our management’s discussion and analysis of the results and financial condition of the Company for the three months ended March 31, 2025, filed on May 12, 2025;
•	our statement of executive compensation for the year ended December 31, 2024, dated May 12, 2025;
•	the management information circular dated October 18, 2024 with respect to the annual general meeting of our shareholders held on December 17, 2024, filed on November 12, 2024; and

•	the following material change reports of the Company filed since December 31, 2024, the end of the financial year in respect of which the AIF was filed:
•	dated January 21, 2025, in connection with the appointment of Keith Boyle as the CEO of the Company and resignation of Collin Kettell as CEO;
•	dated February 20, 2025, in connection with the appointment of Dr. Fiona Childe as Vice President, Communications and Corporate Development, Dr. Jared Saunders as Vice President, Sustainability, and Robert Assabgui as Study Manager, and the resignations of Greg Matheson, from his role as Chief Operating Officer and Ron Hampton, from his role as Chief Development Officer;
•	dated March 3, 2025, in connection with the appointment of Chad Williams to the board of directors (the “Board”) and resignation of Collin Kettell from the Board; and
•	dated March 26, 2025, announcing the initial Mineral Resource estimate for the Queensway Project.

Any documents of the type described in Section 11.1 of Form 44-101F1- Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this short form base shelf prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this short form base shelf prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus will form a part. In addition, if and to the extent expressly indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to the Exchange Act.

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this short form base shelf prospectus and will be deemed to be incorporated by reference in this short form base shelf prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this short form base shelf prospectus or in a document incorporated or deemed to be incorporated by reference in this short form base shelf prospectus will be deemed to be modified or superseded for purposes of this short form base shelf prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form base shelf prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 44-101- Short Form Prospectus Distributions) filed after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this short form base shelf prospectus) is deemed to be incorporated by reference in such prospectus supplement.

Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this short form base shelf prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this short form base shelf prospectus for purposes of future offers and sales of the Company’s securities under this short form base shelf prospectus. Upon the interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this short form base shelf prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this short form base shelf prospectus for purposes of future offers and sales of securities under this short form base shelf prospectus.

References to the Company’s website in any documents that are incorporated by reference into this short form base shelf prospectus do not incorporate by reference the information on such website into this short form base shelf prospectus, and the Company disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus will form a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of each expert listed in the exhibit index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Except as otherwise noted in our AIF and our financial statements and related management’s discussion and analysis of financial condition and results of operations that are incorporated by reference into this prospectus, the financial information contained in such documents is expressed in Canadian dollars. Exchange rates between US dollars and the Canadian dollar are included below.

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31
	2024	2023	2022
Period End	$1.4389	$1.3226	$1.3544
Average	$1.3698	$1.3497	$1.3011
High	$1.4416	$1.3875	$1.3856
Low	$1.3316	$1.3128	$1.2451

On May 22, 2025, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3870.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this short form base shelf prospectus. This description does not contain all of the information about us and the Company’s properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this short form base shelf prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

New Found was incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act, British Columbia, (the “BCBCA”). The Company’s head office is located at 1055 West Georgia Street, Suite 2129, Vancouver, British Columbia V6E 3P3, Canada. The Company’s registered office is located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada.

New Found is a reporting issuer in each of the provinces and territories of Canada. The Common Shares are listed on the TSXV and the NYSE American.

Business of the Company

New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Province of Newfoundland and Labrador. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”, “Queensway”, the “Property” or “Project”). On March 24, 2025, the Company announced an initial Mineral Resource estimate for the Queensway Project. At present, the Queensway Project does not have any known mineral reserves.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed an initial Mineral Resource estimate for the Queensway Project; (iv) completed technical reports on the Queensway Project, including the current technical report titled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of March 18, 2025, prepared by Pierre Landry, P.Geo. of SLR Consulting (Canada) Ltd. (“SLR Consulting”), David M. Robson, P.Eng. of SLR Consulting, Lance Engelbrecht, P.Eng. of SLR Consulting, and Sheldon H. Smith, P.Geo. of Stantec Consulting Limited (“Stantec”), in compliance with NI 43-101 (the “Technical Report”); (v) undertaken exploration programs, including 650,000 metre drill program, on the Queensway Project; (vi) commissioned a preliminary economic assessment of the Queensway Project to be conducted by SLR Consulting and that is scheduled for completion in late second quarter of 2025; and (vii) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

For additional information with respect to the Company’s business, operations and financial condition, refer to its AIF, Annual MD&A and the other documents incorporated by reference into this short form base shelf prospectus available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See “Documents Incorporated by Reference”.

Recent Developments

On March 24, 2025, the Company announced an initial Mineral Resource estimate for the Queensway Project.

On April 15, 2025, the Company announced that it has filed the Technical Report for the initial Mineral Resource estimate for the Queensway Project.

On April 14, 2025, the Company announced the sale of non-convertible senior secured notes of Maritime Resources Corp. held by the Company for gross proceeds of US$2,000,000 (approximately C$2,778,000).

On May 7, 2025, the Company announced the start of its 2025 work program on the Queensway Project.

Queensway Project

Summary

The Company commissioned SLR Consulting to prepare the Technical Report in compliance with NI 43-101 for its 100% owned Queensway Project, located near Gander, Newfoundland, Canada. The Technical Report documents all data and data collection procedures for the Queensway Project up until March 18, 2025. The Technical Report is titled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada.” The effective date of the Technical Report is March 18, 2025 (the “Effective Date”).

The Qualified Persons for the Technical Report are Pierre Landry, P.Geo., Lance Engelbrecht, P. Eng. and David M. Robson, P.Eng. of SLR Consulting and Sheldon H. Smith, P.Geo. of Stantec. (each, a “Qualified Person” or “QP”). All authors are Qualified Persons as defined in NI 43-101 and are “independent” of the Company and the Queensway Project as defined in NI 43-101. Mr. Landry takes responsibility for overall preparation of the Technical Report, and all sections exclusive of 13, 14.13, 24 and related content in sections 1, 25 and 26. Mr. Robson takes responsibility for the preparation of Section 14.13 and related disclosure in Sections 1, 25 and 26 of the Technical Report. Mr. Engelbrecht takes responsibility for the preparation of Section 13 and related disclosure in Sections 1, 25 and 26 of the Technical Report. Mr. Smith takes responsibility for the preparation of Section 24 and related disclosure in Sections 1, 25 and 26 of the Technical Report. Mr. Landry and Mr. Robson, each of SLR Consulting, visited the Queensway Project on October 24 and 25, 2024. Mr. Smith of Stantec visited the Property on March 18, 2025.

The scientific and technical information in this section relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Technical Report. Such assumptions, qualifications and procedures are not fully described in this short form base shelf prospectus and the following summary does not purport to be a complete summary of the Technical Report. Reference should be made to the full text of the Technical Report, which is available for review under NFG’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Capitalized terms used but not otherwise defined in this section have the meanings given to such terms in the Technical Report.

The technical content disclosed in this section was reviewed and approved by the authors of the Technical Report, each a Qualified Person as defined in NI 43-101.

Property Description, Location and Access

The Property consists of 7,024 claims across 103 mineral licences, covering a total area of 175,600 hectares (ha). It includes three main Mineral Resource areas: AFZ Core, AFZ Peripheral, and JBP. AFZ Core hosts several key gold (Au) zones, including Keats, Iceberg, Keats West, Lotto, Golden Joint, K2, etc. AFZ Peripheral contains the Big Vein, Pristine, HM, and Midway zones, while JBP features the H Pond, 1744, and Pocket Pond zones. The distance from AFZ Core to AFZ Peripheral is approximately 7.5 km, and from AFZ Core to JBP, approximately 5.5 km. The Project is in an early exploration stage.

The Project is located on the northeast portion of the Island of Newfoundland, Newfoundland and Labrador (“NL”), along the east coast of Canada (Figure 1). The Property is located approximately 15 km west of the Town of Gander, NL and can be accessed from Gander via the Trans-Canada Highway (the “TCH”), which passes through the Queensway North (“QWN”) and Twin Ponds claim areas. The approximate centre of the Project is UTM, Zone 21N, NAD83: 645000 m Easting, 5402000 m Northing.

The TCH provides road access across all of Newfoundland with an east-west distance of 928 km. The TCH passes through eight licenses in the QWN block and one license in the Twin Ponds block.

The Property can also be accessed by the Northwest Gander River Road, which runs on the west portion of the Queensway South (“QWS”) claims area from Gander Lake and crosses the river into the QWS claims. About halfway, at the steel bridge, approximately 15 km south of Gander Lake, additional access roads lead into the south Gander Lake area. Within the claims areas, most of the Project is accessible via gravel access roads, including the Appleton Fault Zone (“AFZ”) road, the H Pond Road to areas along the Joe Batt’s Pond Fault Zone (“JBPFZ”), and the Joe Batt’s Pond Road on the eastern margin of QWN in the cottage area. Many quad/harvester trails and winter roads provide excellent access for heavy equipment when required.

The areas in the far south of the QWS area are best reached by four wheel drive trucks and all-terrain vehicles (“ATV”) along resource roads that begin at the Bay d’Espoir Highway (Route 36), which spurs off the TCH at the Town of Bishop’s Falls, NL.

In addition to road and ATV access, the mineral licenses along the shores of Gander Lake can easily be accessed by boat. The Property can also be accessed by helicopter from the Newfoundland Helicopters base in the Town of Appleton and via Gander International Airport and from small craft float planes based near the international airport in Gander.

The nearest seaports are north of the TCH at the Towns of Lewisporte and Botwood, NL, which are approximately 40 km and 70 km, respectively by road from the Town of Glenwood, NL. Both port locations have excellent harbour facilities and capabilities.

The Town of Gander is located 15 km to the east of the QWN claims along the TCH. Gander has many amenities that one would expect to find in a major city: an international airport and most of the equipment and supplies required for exploration. The people of Gander are also a source for much of the labour required for NFG’s exploration programs.

The small Town of Appleton, located within the QWN claim area, hosts a helicopter base and an environmental remediation company. In the Appleton Industrial Park, NFG has purchased lots that host a fenced-in core yard, an office trailer and shipping containers for storage of sample pulps.

Electricity is available from the NL provincial grid, which has three electricity transmission corridors that cross the Queensway Project lands.

Figure 1: Queensway Project and Five Contiguously Defined Sub-Property ‘Blocks’
of Contiguous Mineral Licenses

600000
640000
680000
5440000
5400000
5360000
N
Ten Mile - Duder Lake
Lewisporte
Bellman's Pond
Botwood
Little Rocky Brook
Twin Ponds
Bishops Falls
Glenwood
Queensway North
Gander
Grand Falls-Windsor
Queensway South
0
10
20
Kilometres

Legend:

- City/Town
- Major Highway
- Secondary Highway
- Waterbodies
- VOA Optioned Block
- Ten Mile - Duder Lake
- Bellman's Pond
- Little Rock Brook
- Twin Ponds
- Queensway North
- Queensway South

Source: NFG 2025.

SLR

New Found Gold Corp.

Queensway Gold Project

Newfoundland and Labrador, Canada

Land Tenure

The Property is defined by 103 mineral licences that comprise 7,024 claims, with each claim having an area of 25 ha (500 m x 500 m). In total, the Property encompasses an area of 175,600 ha (1,756 km2). The licences can be separated spatially into groups, or blocks, based on their contiguous groupings. The blocks have no specific administrative or legal significance but are helpful in presenting and explaining a variety of exploration activities over a very large area. The blocks include:

•	Two large contiguous blocks, QWN and QWS, separated by Gander Lake:

•	QWN consists of 43 contiguous mineral licences (1,135 claims) and is situated north of Gander Lake.

•	QWS consists of 53 contiguous mineral licences (5,337 claims) and is situated south and west of Gander Lake.

•	Four smaller blocks of single or multiple contiguous groups of licences (Twin Ponds, Ten Mile-Duder Lake, Bellman’s Pond, and Little Rocky Brook):

•	Twin Ponds block consists of three contiguous mineral licences (226 claims) for a total area of 5,650 ha, and is situated west of the Gander River.

•	Ten Mile-Duder Lake block consists of two contiguous mineral licences (211 claims), for a total area of 5,275 ha, situated west of the Gander River.

•	Bellman’s Pond block consists of one mineral licence (one claim) with an area of 25 ha and is situated west of the Gander River.

•	Little Rocky Brook block consists of one mineral licence (114 contiguous claims), for an area of 2,850 ha and is situated west of the Gander River.

A total of 92.2% of the claims are owned by NFG, with the remaining 7.8% owned by separate licence holders and are subject to a single option agreement (the “VOA Option Agreement”) between NFG and the current property owners (Aidan O’Neil, Suraj Amarnani, and Josh Vann).

Following the many changes in claim ownership, Palisade Resources Corp. (“Palisade”), later renamed to New Found Gold Corp. in June 2017, began to consolidate the large land package that now forms the Queensway Project.

The licences were acquired through 1) online map staking with the Government of NL, 2) the successful completion of a series of Option Agreements, and 3) some of the licences were originally acquired by Palisade, NFG’s predecessor.

On July 9, 2024, NFG acquired a 100% interest in Labrador Gold Corp.’s (“LabGold”) Kingsway Project. Pursuant to the acquisition, NFG issued to LabGold 5,263,157 Common Shares as consideration.

On May 17, 2024, NFG acquired a 100% interest in three mineral licences previously held by Sky Gold Corp. Pursuant to the acquisition, NFG purchased the licences for $35,000.

In addition, five licences are currently owned by separate licence holders and are subject to NFG satisfying conditions of the VOA Option Agreement between NFG and the current property owners (Aidan O’Neil, Suraj Amarnani, and Josh Vann).

The ownership for each of the four groups is further summarized as follows:

•	92.2% of the claims that make up the Queensway Project are fully owned by NFG. They consist of 6,473 claims within 98 mineral licences in QWN, QWS, Twin Ponds, Bellman’s Pond, and Little Rocky Brook.

•	4.83% of the claims as part of the VOA Option Agreement are owned by Aidan O’Neil. They consist of 339 claims within two mineral licences at Ten Mile-Duder Lake and QWN.

•	2.99% of the claims as part of the VOA Option Agreement are owned by Suraj Amarnani. They consist of 210 claims within two mineral licences at Twin Ponds and QWN.

•	0.03% of the claims as part of the VOA Option Agreement are owned by Josh Vann. They consist of two claims within one mineral licence at Ten Mile-Duder Lake.

Mineral Tenure Information and Maintenance

Mineral rights in NL are managed by the Mineral Lands Division of the Department of Industry, Energy, and Technology (“IET”), which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal. Within the area of a mineral licence, there are separate mineral claims, up to 256 coterminous claims per licence area.

With respect to mineral licence maintenance in NL, NFG must abide by two financial obligations to maintain the licences in good standing:

1.	Minimum expenditures for ongoing assessment, in which the province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time, as summarized in Table 1.

NFG’s remaining minimum exploration expenditure obligation for the entire Queensway Project as of March 31, 2025 is $228,397.03 with $1,589,256.57 in 2026. With the current drilling program plans scheduled to continue throughout 2025, and with ongoing surface reconnaissance and mapping activities, the money NFG spends on exploration will exceed the required minimum in 2025.

In each year of a mineral licence being issued, the minimum annual assessment work must be completed by the anniversary, unless there are excess exploration expenditures reported. After an expenditures due date, an assessment report must be submitted within 60 days of the anniversary date. Excess assessment work expenditures are credited to the licence and can be carried forward to satisfy the expenditure requirements in future years except for the transition to Year 20 when all expenditures are defaulted to Year 20 dues.

Any mineral licence holder who intends to conduct an exploration program must obtain mineral exploration approval (“MEA”) from the IET before the activity can commence.

2.	Licence renewal fees are required every five years to Year 20 and every year after that, if kept in good standing. The renewal date for each licence is determined by the original staking date of the mineral claims. Mineral licence renewal fees in Newfoundland and Labrador are structured based on the age of the licence. Mineral licence renewal date is distinct from the anniversary date, which governs annual exploration expenditures and assessment work.

Table 2 shows the renewal fee per claim for each of the five-year intervals. These fees are due every five years from Year 5 through Year 20, and then annually from Year 21 onward. NFG’s annual renewal fees for the licences that reach their renewal date in 2025 are $80,175.

Table 1: Minimum Expenditures for Mineral Claims in Newfoundland and Labrador

Year	Required Expenditure
1	$200.00/Claim
2	$250.00/Claim
3	$300.00/Claim
4	$350.00/Claim
5	$400.00/Claim
6 to 10	$600.00/Claim
11 to 15	$900.00/Claim
16 to 20	$1,200.00/Claim
21 to 25	$2,000.00/Claim
26 to 30	$2,500.00/Claim
31 Onward	$3,000.00/Claim

Table 2: Renewal Fees for Mineral Claims in Newfoundland and Labrador

Year	Renewal Fee
5	$25.00/Claim
10	$50.00/Claim
15	$100.00/Claim
20 Onward	$200.00/Claim

Access and Surface Rights

Title to surface rights in Newfoundland is required only for the development of a mineral resource under a mining lease. For exploration activities, including both non-ground-disturbing and ground-disturbing work, licence holders must obtain an MEA and/or a letter of acceptance from the NL Department of Industry, Energy and Technology for all valid mineral licence(s) to be explored under the proposed program. These approvals regulate land use and environmental compliance but do not confer ownership of surface rights.

NFG does not own surface rights on the Project except for the Core Yard at Appleton. On an as-needed basis, NFG negotiates agreements that allow exploration activities to be conducted on property owned and administered by others:

•	The Province of Newfoundland and Labrador, which administers Crown Lands,

•	The municipalities of Appleton and Glenwood,

•	Property owners of residential properties in Appleton and Glenwood and of cottages and cabins, granted or licence to occupy, outside municipal boundaries.

In addition to stipulating the times when the Company can conduct work, and the nature of the work that is permitted, these agreements also specify the Company’s responsibility for restoring land to an acceptable condition following field activities.

For exploration activities on Crown Lands, approval is required from the Mineral Lands Division of the IET. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish, and wildlife.

If the Project advances to the mine production stage, NFG would need to obtain surface rights by applying for a surface lease to the IET, accompanied by a legal survey. Surface leases are issued by the IET in consultation with the Minister appointed to administer the Lands Act.

To the best of the SLR Consulting QP’s knowledge, there are no significant factors, or risks that may affect access, or the right or ability of NFG to perform exploration work on the Property.

VOA Option Agreement

On November 2, 2022, NFG executed the VOA Option Agreement with Aidan O’Neil, Suraj Amarnani, Josh Vann, and VOA Exploration Inc., collectively referred to as the “Optionors”. The VOA Option Agreement grants NFG exclusive right and option to acquire a 100% title and interest in a property defined by five mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M, owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively (the “VOA Option”). The claims included in these five mineral licences represent 7.8% of the Property claims.

In connection with the grant of the VOA Option, NFG shall have the right to enter onto and occupy the optioned property to conduct activities as contemplated in the VOA Option Agreement.

For NFG to exercise the VOA Option, NFG shall 1) issue an aggregate of 487,078 common shares in capital of NFG (the “Share Issuances”) and 2) make aggregate cash payments of $2,350,000 (the “Cash Payments”) to the Optionors as follows:

•	$300,000 and 89,463 Common Shares on or before November 2, 2025.

•	$600,000 and 129,224 Common Shares on or before November 2, 2026.

•	$800,000 and 119,284 Common Shares on or before November 2, 2027.

The Company has already made cash payments and made Share Issuances pursuant to the VOA Option as follows:

•	The Company has paid $200,000 and issued 39,762 Common Shares upon on the later of (i) Staking Confirmation Date (as defined in the VOA Option Agreement) and (ii) the receipt of the TSXV approval.

•	The Company has paid $200,000 and issued 39,762 Common Shares prior to or on the deadline of November 2, 2023.

•	The Company has paid $250,000 and issued 69,583 Common Shares prior to or on the deadline of November 2, 2024.

NFG shall pay all Cash Payments and register all Common Shares issued under the VOA Option Agreement to VOA Exploration Inc. unless otherwise instructed in writing by the Optionors. VOA Exploration Inc. is the consortium of Vann, O’Neil, and Amarnani.

Upon NFG completing the Cash Payments and the Share Issuances set forth above, NFG will immediately be deemed to have exercised the VOA Option and acquired a 100% interest in the property free and clear of all encumbrances with no further action required by it resulting in the Optionors’ interest in the property being immediately transferred to NFG. The terms of the VOA Option Agreement do not include any mandatory work commitments, advanced royalty payments, or granting of royalties.

Royalties

Seventy-eight of the 103 Queensway Project mineral licences (76%) are currently subject to an NSR royalty; the other 25 licences are not subject to any royalty. Some royalties were formed within agreements between NFG and the various individuals and companies that optioned their mineral rights to NFG in return for financial compensation that included NSR royalties. Others arise from financing provided by GoldSpot Discoveries Corp. (“GoldSpot”) in 2019. All claims acquired after the NFG-GoldSpot Agreement execution date and contiguous to the NFG-GoldSpot Agreement original claims are subject to a 1% NSR royalty to GoldSpot less royalties at the time of acquisition. Currently, the NSR royalties range from 0.4% to 3.0% for the 78 licences subject to an NSR royalty.

Royalties associated with the NFG-Labrador Gold Corp. Purchase Agreement state that mineral licences 027636M, 207637M, and 035204M are subject to a 1% NSR plus $1 per ounce of gold in the ‘indicated mineral resource’ and `measured mineral resource’ categories, as defined by Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards for Mineral Resources and Mineral reserves (“CIM (2014) definitions”). In addition, an advance royalty of $50,000 per annum will be payable, at the election of the Royalty Holder, in cash or common shares, commencing on March 3, 2026, and continuing each year thereafter until commencement of commercial production.

Many of NFG’s option and financing agreements have included a buyback provision that allows the Company to reduce the NSR royalty by making a lump sum payment to the holder of the royalty. For example, on November 15, 2021, NFG announced that it had exercised its buyback option and entered into three royalty purchase agreements to acquire a total of 0.6% NSR related to the Linear and JBP Linear Properties. These royalties, originally granted under a 2016 agreement, cover key areas of the Queensway Project, including the Keats, Golden Joint, and Lotto discoveries. Following the transaction, a 0.4% NSR remains on the Keats-Golden Joint-Lotto-Big Dave corridor. Were NFG to exercise all of its buyback rights, the NSR royalties would range between 0.5% and 1.0% for the 28 licences that are subject to a NSR royalty.

The SLR QP is not aware of any environmental liabilities or other restrictions to NFG’s exploration activities, outside the established 300 m Gander Lake Buffer, wetland and watercourse buffers of 30 m to 100 m along Gander River and Gander Lake Tributaries. Exploration can generally be conducted year-round once the necessary approvals have been received from the Mineral Lands Division, Environment and Climate Change, and/or from the relevant municipal governments and individual property owners.

The Company has no reason to assume that NFG will not obtain the necessary permits to advance the Project, provided regulatory requirements continue to be met.

History

The extensive historical exploration of the Queensway Project was completed by multiple operators and prospectors, spanning over four decades, from the 1980s through to early 2024. The exploration methods used include surface geochemical sampling, trenching, drilling, and airborne and ground geophysical surveys.

Surface geochemical sampling covers the widest geographical extent of the Project, and amounts to approximately 3,500 till samples, over 600 stream and lake sediment samples, 6,500 rock samples, and over 27,000 soil samples. This extensive data set has identified several gold-in-soil or gold-in-till anomalies that have led to surface gold discoveries.

A total of over 330 trenches have been historically completed across the Project, targeting previously discovered gold-in-soil and gold-in-till anomalies. Over 1,600 channel samples were taken from trenches that reached bedrock, with the remaining trenches open to further exploration.

A total of 16 companies completed 766 drill holes (totalling 133,181.1 m) over the history of the Project. The majority were diamond drill holes, with a portion of holes completed using rotary air blasting (“RAB”) and reverse circulation (“RC”) techniques. Much of the historical drilling occurred north of Gander Lake along the two principal fault zones: AFZ and JBPFZ.

Over 50 historical airborne and ground geophysical surveys have been conducted throughout the Project; including very low frequency electromagnetic, electromagnetic, magnetic, induced polarization, versatile time domain electromagnetic and controlled source audio-frequency magnetotellurics. Most of the geographical extent of these geophysical surveys is concentrated along either the AFZ and JBPFZ, or in the QWS claims group around the Pauls Pond and Greenwood Pond gold showings.

Table 3: Summary of Historic Exploration Work Completed on the Queensway Project

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock Sampling	Geo- physics	Trenching	Drilling	Program Highlights
1955-1956	Newfoundland and Labrador Corporation		Caribou Lake		x		x		x	First documented exploration work
1974	Bison Petroleum & Minerals Ltd.	NALCO	Caribou Lake				x		x
1979-1881	Hudson’s Bay Oil& Gas Company Limited	NALCO	Gander Lake		x		x	x	x
C. Reid
1987-1991	Falconbridge Ltd.		SW Gander River		x	x	x	x	x
Twin Ponds
			JBPFZ	x	x	x			x
1987-1988	Noranda		Gander Lake Outflow			x	x	x	x	5-28 ppm (outcrop samples);
			Appleton							1.5-2 ppm (trench samples); 1.1-4.5 ppm (drillholes)
1988-1990	Noranda		Twin Ponds			x	x	x	x	2.45 ppm (pan concentrate);
	Exploration		Big Pond							441 ppm (thin vein in trench)
Blue Peter
1990-1991	Manor Resources		Twin Ponds	x		x	x		x	2 ppm (soil sample)
1992-1994	Gander River Minerals		AFZ				x	x	x	2.3 m @ 14.8 ppm (drillhole)
Noranda Exploration
1995-2004		L.L. Chan	Pauls Pond	x		x				7.68 ppm (till)
Greenwood Pond

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock Sampling	Geo- physics	Trenching	Drilling	Program Highlights
1997-1998		P. Crocker	AFZ	x		x				153.4 ppm (grab sample)
D. Barbour
R. Churchill
1997-2001	Altius Minerals	Forex Resources	Aztec Trend	x		x	x			2.1 ppm (grab sample)
	Cornerstone Resources		Greenwood Pond
Pauls Pond
1998- 2016	Kriner Resources	A. &K. Keats	AFZ	x						Discovery of Dome prospect
P. Dimmell
1999-2000	United Carina		AFZ	x		x		x	x	Several drillhole intervals with gold grades above 10 ppm.
7984M (AFZ)
1999-2001	Cornerstone Resources		Pauls Pond	x		x	x			0.8 - 2.1 ppm (grab samples)
2000-2002		C. Reid	AFZ to JBPFZ	x						VG noted near Gander Lake
7179M (AFZ)
2000-2009		L. & E. Quinlan	AFZ	x		x				Discovered Lachlan prospect;
			JBPFZ							61 ppm (grab sample)
2002	Grayd Resources	Fortis GeoServices	Greenwood Pond	x	x		x	x		10.9 ppm (grab sample)
2002-2005	Candente Resources		Greenwood Pond	x			x		x	> 1,000 ppm (quartz boulders); 1.0 m @6. 1 ppm (drill hole):
			Pauls Pond							0 .8 m@ 15.7 ppm (drill hole)
Goose Pond
			AFZ		x			x	x	0 .4 m @ 7.2 ppm (drill hole); 2 m@ 3.2 ppm (drill hole)

Years	Companies	Optionor / Prospector	Location	Prospecting	Mapping	Rock Sampling	Geo- physics	Trenching	Drilling	Program Highlights
2002-2005	Crosshair Exploration and Mining		Big Pond	x	x	x		x	x	40 - 50 ppm (trench samples)
Dan'sPond
			Pauls Pond	x		x	x	x	x	10 - 15 ppm (trench samples); 0 .35 m@ 7. 1 ppm (drill hole); 0 .5 m @ 4.3 ppm (drill hole)
2003-2006	Paragon Minerals	KriASK Syndicate	JBPFZ	x		x	x	x	x	1x0.5 m boulder with 798 ppm Au gives the 798 Zone its name;
	Rubicon Minerals		H-Pond							22.6 ppm (trench sample); 4 drill hole intervals >10 ppm
Pocket Pond
2004-2005	Spruce Ridge Resources		Gander Lake	x		x		x		1.2 ppm (trench sample)
Little Harbour
2005-2014		R. &E. Quinlan	AFZ to JBPFZ	x		x				18.7 ppm (grab sample); 20+ surface samples >1 ppm
		Quinlan Prospecting	12652M (AFZ)
2007-2008	Paragon Minerals		AFZ						x	Last drilling on AFZ pre-NFG; 0.9 m@ 2.5 ppm (drill hole);
	Rubicon Minerals									3.6 m @ 3.2 ppm (drill hole); 1.2 m @ 5.8 ppm (dri ll hole)
2007- 2010		J. Sceviour	Pauls Pond	x		x				Surface float samples above 0.2 ppm

2011- 2012	Soldi Ventures		AFZ						x	5 .4m@ 9.8 ppm (drill hole); 7 .1m@ 12.4 ppm (drill hole)

2011- 2012	Metals Creek Resources		Gander Lake	x		x		x		59.4 ppm (grab sample); 26.8m @ 0.3 ppm (trench)

2020- 2021	Sky Gold Corp.		Mustang			x			x

2020- 2024	Labrador Gold Corp.		Kingsway	x	x	x	x	x	x	501 drill holes defining 9 gold prospects

Table 4: Summary of Historic Drilling at Queensway

Company	Start Date	End Date	Total Length (m)	No. of Holes
Newfoundland and Labrador Corporation (NALCO)	1955-12-12	1956-02-26	1,224.4	9
Bison Petroleum & Minerals Ltd	1969-09-06	1969-10-11	831.8	6
Hudson's Bay Oil & Gas Company Limited	1980-08-10	1980-09-18	392.1	7
Falconbridge Ltd	1987-09-23	1987-10-19	1,018.6	12
Noranda Exploration Company Ltd	1987-12-11	1990-11-08	2,085.3	24
Gander River Minerals	1991-03-06	1994-02-14	1,954.0	18
Manor Resources Inc	1991-06-30	1991-07-01	50.3	1
United Carina Resources	1999-10-22	2000-03-08	3,649.3	38
WC Exploration	2003-01-01	2003-02-28	1,486.3	18
Camdenite Resources Corp	2003-02-14	2004-10-09	1,430.0	9
Rubicon Minerals Corp	2004-06-10	2005-03-19	6,545.9	42
Paragon Minerals Corp	2005-01-14	2008-07-05	5,677.0	33
Crosshair Exploration & Mining	2005-05-12	2005-05-28	488.2	6
Soldi Ventures	2011-11-16	2012-02-10	2,759.9	23
Sky Gold Corp.	2020	2021	3,352.0	19
Labrador Gold Corp. (rotary air blasting)	2020	2022	8,382.0	154
Labrador Gold Corp. (reverse circulation)	2020	2022	434.0	6
Labrador Gold Corp. (diamond drilling)	2021	2024	91,420.0	341
Totals			133,181.1	766

Geological Setting, Mineralization and Deposit Types

The Project is situated in the northeastern Canadian portion of the Appalachian Orogen, which extends from Scandinavia in the north to Georgia, U.S., in the south.

The geology of the Property constitutes a poly-deformed fold and thrust belt that overprints Cambrian continental shelf rocks, Ordovician ophiolitic and marine carbonate/siliciclastic rocks, Silurian shallow marine/terrestrial sequences, and Silurian magmatic rocks. The Appleton and JBP faults are major structures that transect the Queensway Project and are spatially associated with epizonal gold mineralization.

Gold mineralization at the Property has been identified in several gold zones in both the QWN and QWS blocks. In general, these gold zones are interpreted to be indicative of an orogenic epizonal gold system, and are characterized by:

1.	Strong gold mineralization in quartz-carbonate veins that is associated with complex networks of brittle fault zones which are commonly discordant to the regional northeast trending foliation and stratigraphy. Mineralization typically occurs as coarse grains of free visible gold in multiphase quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture.

2.	A gold association with arsenic-bearing minerals, in addition to antimony and tungsten, including arsenopyrite and boulangerite.

3.	An alteration halo around most of the gold-rich veins that is associated with the changes in the mineralogy of white micas.

The Queensway Project is classified as an orogenic gold deposit, a globally significant deposit type that hosts some of the richest gold systems known.

Exploration

The Project consists of an extensive land package that encompasses over 110 km of strike on the AFZ and JBPFZ that, through continued exploration, have demonstrated a spatial relationship to the known gold discoveries. The extensive glacial cover limits outcrop exposure but since 2016, NFG has made considerable advancements in their ground field activities, utilizing exploration techniques such as soil and till sampling, and trenching to identify potential bedrock sources of gold mineralization advancing many targets to the drilling phase.

NFG has conducted a variety of ground exploration programs since 2016, including prospecting, geochemical sampling (till, soil, rock and channel (Table 5)), trenching, geological/structural mapping, geophysical surveys, and satellite imagery. A yearly summary of theses activities can be found in the subsections of Section 9 of the Technical Report.

Table 5: Sampling Summary from NFG’s Exploration at the Queensway Property

Year	QWN	QWS	KW	TP	LRB	BP	SP	TMDL	Total
A) Prospecting rock samples
2017	582	171	-	30	-	-	-	-	783
2018	101	368	-	41	-	-	-	-	510
2020	119	1,061	-	4	-	-	-	-	1,184
2021	206	1,589	2	-	164	6	-	-	1,967
2022	52	892	-	2	-	-	-	-	946
2023	1,834	1,215	1	16	-	6	130	340	3,542
2024 (Jan 1 - Nov 1)	38	28	58	-	-	-	1	-	125
Total	2,932	5,324	61	93	164	12	131	340	9,057
B) Till samples
2016	59	-	-	-	-	-	-	-	59
2018	-	584	-	-	-	-	-	-	584
2020	-	602	-	102	-	-	-	-	704
2021	213	93	-	-	103	-	-	-	409
2022	-	77	-	-	-	-	-	-	77
Total	272	1,356	0	102	103	0	0	0	1,833
C) Soil samples
2017	2	-	-	-	-	-	-	-	2

Year	QWN	QWS	KW	TP	LRB	BP	SP	TMDL	Total
2018	-	756	-	-	-	-	-	-	756
2021	12	376	-	-	-	-	-	-	388
2022	435	9,648	-	-	-	-	-	-	10,083
2023	5,502	9,402	-	-	-	-	-	-	14,904
2024 (Jan 1 - Nov 1)	550	835	-	-	-	-	-	-	1,385
Total	6,501	21,017	0	0	0	0	0	0	27,518
D) Trench channel samples
2017	122	-	-	-	-	-	-	-	122
2018	51	-	-	-	-	-	-	-	51
2020	54	-	-	-	-	-	-	-	54
2021	-	52	-	-	-	-	-	-	52
2022	-	156	-	-	-	-	-	-	156
2023	-	333	-	-	-	-	-	-	333
2024 (Jan 1 - Nov 1)	2,641	1	-	-	-	-	-	-	2,642
Total	2,868	542	0	0	0	0	0	0	3,410
Note. QWN - Queensway North, QWS - Queensway South, TP - Twin Ponds, LRB - Little Rocky Brook, BP - Bellman’s Pond, TMDL - Ten Mile-Duder Lake.

Drilling

Since 2019, and up until November 1, 2024 a total of 587,696 m of drilling and channel sampling in 2,437 holes and channels has been completed by NFG. This drilling and channel sampling has expanded the known mineralization at Keats and led to the discovery, and subsequent expansion, of Lotto, Golden Joint, Keats North, Keats West, Iceberg, K2, and numerous other zones.

The majority of the exploration drilling completed to date has been focused on a 3 km (“AFZ Core area”) long segment of the AFZ and is largely limited to the top 250 m vertical depth. At QWN alone, NFG controls over 22 km of strike along the AFZ. The Project offers the potential to 1) expand known discoveries at depth within the AFZ Core area, 2) identify new near-surface discoveries along strike of the main discovery area, and 3) advance existing targets and identify new targets at QWS and along the JBPFZ.

As of the resource database closure date of November 1, 2024 for the Technical Report, a total of 723,377 m in 3,224 drill holes and trenches has been completed on the Project by NFG and previous operators. Of this, NFG has completed 586,044 m in 2,410 holes and 1,652 m in 27 channels since 2019. Table 6 provides a complete summary of these drilling programs. The number of holes and total length included in Table 6 includes holes that were not completed or were abandoned part way through, but does not include holes drilled by previous operators that are located outside of the current property boundaries. Drill holes that were abandoned or were in-progress at the time the database was closed were omitted from the resource database. Excluding holes outside of the property and those that were incomplete, results in a total of 3,214 “on-property” holes.

Table 6: Summary of Drilling on the Queensway Project

A) AFZ Core

Company	Historic (1987- 2012)		2019		2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	4	585	67	13,593	359	99,978	621	173,287	931	177,373	176	57,924	2,158	522,740
Altius Resources Inc	8	1,037	-	-	-	-	-	-	-	-	-	-	-	-	8	1,037
Candente Resources Corp	5	665	-	-	-	-	-	-	-	-	-	-	-	-	5	665
Gander River Minerals	13	1,357	-	-	-	-	-	-	-	-	-	-	-	-	13	1,357
Manor Resources Inc	3	204	-	-	-	-	-	-	-	-	-	-	-	-	3	204
Noranda Exploration Company Ltd	24	2,039	-	-	-	-	-	-	-	-	-	-	-	-	24	2,039
Paragon Minerals Corp	6	625	-	-	-	-	-	-	-	-	-	-	-	-	6	625
Rubicon Minerals Corp	15	1,725	-	-	-	-	-	-	-	-	-	-	-	-	15	1,725
Sky Gold Corp	-	-	-	-	7	1,308	12	2,044	-	-	-	-	-	-	19	3,352

Company	Historic (1987- 2012)		2019		2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
Soldi Ventures	23	2,776	-	-	-	-	-	-	-	-	-	-	-	-	23	2,776
United Carina Resources	38	3,652	-	-	-	-	-	-	-	-	-	-	-	-	38	3,652
VVC Exploration	18	1,486	-	-	-	-	-	-	-	-	-	-	-	-	18	1,486
Total	153	15,566	4	585	74	14,901	371	102,022	621	173,287	931	177,373	176	57,924	2,330	541,659

B) AFZ Peripheral

Company	2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	-	-	-	-	-	-	25	7,928	25	7,928
Labrador Gold Corp.	26	1,670	218	30,895	128	37,671	124	29,812	6	534	502	100,582
Total	26	1,670	218	30,895	128	37,671	124	29,812	31	8,462	527	108,511

C) JBP

Company	Historic (2004-2008)		2019		2020		2021		2022		2023		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	6	1,400	-	-	71	18,182	15	5,376	12	3,162	104	28,120
Paragon Minerals Corp	27	5,057	-	-	-	-	-	-	-	-	-	-	27	5,057
Rubicon Minerals Corp	27	4,822	-	-	-	-	-	-	-	-	-	-	27	4,822
Total	54	9,879	6	1,400	-	-	71	18,182	15	5,376	12	3,162	158	37,999

D) QWS

Company	Historic (1955-2005)		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	33	7,255	37	8,379	19	3,425	89	19,059
Bison Petroleum & Minerals Ltd	6	832	-	-	-	-	-	-	6	832
Candente Resources Corp	4	766	-	-	-	-	-	-	4	766
Crosshair Exploration & Mining	6	616	-	-	-	-	-	-	6	616
Falconbridge Ltd	12	1,019	-	-	-	-	-	-	12	1,019
Hudson’s Bay Oil & Gas Company Limited	7	392	-	-	-	-	-	-	7	392
NALCO	9	1,224	-	-	-	-	-	-	9	1,224
Noranda Exploration Company Ltd	10	853	-	-	-	-	-	-	10	853
Total	54	5,702	33	7,255	37	8,379	19	3,425	143	24,761

E) VOA

Company	Historic (1991)		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	26	6,285	1	402	27	6,687
Gander River Minerals	5	600	-	-	-	-	5	600
Total	5	600	26	6,285	1	402	32	7,287

F) Twin Ponds

Company	2022		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	7	1,509	7	1,509
Total	7	1,509	7	1,509

G) QWN Trenching

Company	2024		Total
	No. of Channels	Length (m)	No. of Channels	Length (m)
New Found Gold Corp.	27	1,652	27	1,652
Total	27	1,652	27	1,652

H) Queensway Project Total

Company	Historic (1987- 2012)		2019		2020		2021		2022		2023		2024		Total
	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)
New Found Gold Corp.	-	-	10	1,985	67	13,593	430	118,160	676	187,427	1,006	195,200	248	71,331	2,437	587,696
Labrador Gold Corp.	-	-	-	-	26	1,670	218	30,895	128	37,671	124	29,812	6	534	502	100,582
Historic Companies	266	31,747	-	-	7	1,308	12	2,044	-	-	-	-	-	-	285	35,099
Total	266	31,747	10	1,985	100	16,572	660	151,098	804	225,098	1,130	225,012	254	71,865	3,224	723,377

Sampling, Analysis and Data Verification

Sampling

Between 2017 and 2024, NFG collected and assessed various sample types at the Project. These include: till, soil, surface rock, and trench channel samples since 2017; and drill core samples since 2019.

Till samples were collected and prepared to analyze gold grain size and quantity. In the field, samples were screened using an 8 mm sieve to remove pebbles. Approximately 13 kg of fine material (<8 mm) and 1 kg of coarse material (>8 mm) were packed in heavy-duty plastic bags and sealed. The fine fraction was analyzed for gold content, while the coarse fraction was used for lithology logging. Samples were sent to Overburden Drilling Management (“ODM”) for concentration. LabGold utilized a similar methodology, the major difference being the use of a 9mm screen, and collection of 11 kg of fine material (<9 mm). All LabGold samples were sent to ODM who created a concentrate.

NFG geologists collected soil samples using a Dutch Auger to reach the B-soil horizon. The HALO mass spectrometer was used to identify alteration halos in the samples. Since July 2022, samples were dried and sieved on-site, then bagged, labelled, and sent for analysis to Eastern Analytical in Springdale, NL, and ALS in Vancouver, BC. LabGold utilized a “Dutch Auger” to penetrate down to and sample the B, B/C or C horizon. The soil samples were shipped for analysis to Bureau Veritas in Vancouver, BC in 2020 to 2021, and to SGS Grand Falls, NL for preparation, with analysis at SGS in Burnaby, BC in 2023.

Rock samples, including surface outcrop, float, and channel samples, were collected by NFG geologists. These samples were placed in heavy-duty plastic bags, labelled, sealed, and transported to NFG’s core facility in Gander, NL. At the core facility, labels were verified, and samples were amalgamated into larger bags for transport to various laboratories, including Eastern Analytical, ALS Canada, MSALABS in Val-d’Or, QC, and SGS Canada Inc. (“SGS Canada” or “SGS”) in Burnaby, BC. The samples are transported in large plastic totes with lids secured using ball-locked metal truck seals. All rock samples collected by LabGold were analysed at Eastern Analytical in Springdale, NL.

HQ-sized diamond drill core are transported in sealed core boxes to the primary core facility in Gander, NL. At the facility, the core is logged and analyzed using the HALO hyperspectral mineral identifier before sampling. After geological and structural logging is complete, samples ranging from 0.3 m to 1.0 m in length are marked out by the logging geologist, with sample tags inserted. Samples respect geological contacts, especially where there is a change in lithology or mineralization style. Photos are taken of the tagged core before the core is then transferred to a cutting section, where it is sawn in half using diamond saw blades by a trained core technician. Half of the core is placed in plastic sample bags and secured with a zip tie for laboratory analysis, while the other half is stored in the core boxes for reference at NFG’s sample storage facility in Appleton Business Park, NL. In cases of poor core competency, a hydraulic splitter may be used. Sample labels are checked and placed into larger bags before being transported by NFG employees to laboratories. The samples are carried in large plastic totes with lids secured using ball-locked metal truck seals. The designated laboratories include Eastern Analytical, ALS Canada, MSALABS, and SGS Canada. LabGold transported HQ and NQ core to the LabGold primary core facility in Gander, NL. Here the core was logged and photographed. The drill core samples range from 0.1 m to 5.1 m, with 0.5 m to 1.0 m as the typical optimal sample length. Samples selected for analysis were cut in half using an electric core saw along the line originally drawn on the core during orientation. Half of the sample was placed in a sealed plastic bag, with the corresponding sample tag, and the other half of the core remaining in the core box. The core samples were transported directly to Eastern Analytical laboratory in Springdale, NL.

LabGold contracted GroundTruth Exploration of Dawson City, Yukon, to conduct and manage RAB and RC drilling. GroundTruth personnel collected all rock chips from RAB/RC drilling. Once a run was complete, the collection bucket was removed from the drill, and rock chip material passed through a splitter, producing an 87.5%/12.5% split. The 12.5% split was placed in a plastic sample bag for analytical processing. The remaining 87.5% was placed in a container as `retention’ material. From the retention material a small number of chips were selected for portable X-ray fluorescence analysis on site, and a small portion placed in chip tray for logging. Duplicate samples were collected utilizing three to four scoops taken using a PVC pipe. Rock chip samples were transported to Eastern Analytical for analysis.

Sample Security

Samples are inventoried, placed in rice bags secured with cable ties, and then packed in labelled shipping bins with numbered security seals. Samples are collected, packaged, transported, and received under a strict and traceable chain of custody (“CoC”). NFG staff delivered samples to commercial carriers, where they are directly loaded into trucks, or placed in a designated, secure area. Currently, all ALS samples are shipped by commercial courier along with a CoC document, which includes sample numbers, and is signed by both the courier and the NFG representative to confirm the state of the shipment.

The sample shipments are tracked in the MX Deposit database, and the laboratory is notified. Upon receipt, the laboratory informs NFG’s designated staff, and the samples are verified against NFG’s submittal form for any discrepancies.

LabGold samples (soil, till, rock, chip, core) were stored at the Company’s core logging facility in Glenwood, which was locked when not in use and had security camera monitoring. Individually bagged, uniquely numbered samples were placed into rice bags. The rice bags were labelled with the Company name, series of sample numbers in the bag, total number of samples, and the rice bag number in the sequence of rice bags submitted for the batch. Each rice bag was sealed with a unique barcode ID security tag. This information was recorded, scanned, and entered into MX Deposit, which was also used to track sample status.

Samples sent in NL were delivered by Company representatives to Eastern Analytical and SGS. Samples sent outside NL were placed in crates and/or on wooden pallets and shipped via courier to ODM, Bureau Veritas (“BV”), and ALS.

Analytical and Test Laboratories Accreditation

NFG has utilized various independent and commercially accredited laboratories that meet ISO/IEC 17025:2017 standards, including Eastern Analytical, ALS Canada, SGS Canada, and MSALABS. The laboratories are independent of New Found Gold Corp. and have no known relationship with the issuer. The chronological participation and additional certifications of these laboratories were as follows:

Other intermittent analytical work was conducted at Activation Laboratories Ltd. (“ActLabs”) in Ancaster, ON (till multi-element analysis), ODM in Nepean, ON (till heavy-mineral concentrates), and SGS in Burnaby, BC (check analytical laboratory).

The laboratories that performed multi-element ICP analyses (Eastern Analytical, ALS, and ActLabs) are ISO-accredited for multi-element analytical methods.

LabGold utilized multiple independent commercial laboratories from 2020 to 2024, including Eastern Analytical, BV, SGS, ALS, and ODM.

Sample Preparation and Analysis

ODM created a concentrate of the till samples provided by NFG and LabGold. Prior to 2019, the concentrates were created using a screening and tabling procedure. After 2019, they were created using ODM’s Heavy Mineral Concentrate preparation procedure. The gold content of each sample was estimated from the number of gold grains found in the concentrate and their size. The shape and texture of the grains were also recorded, and the mineralogy of the associated heavy minerals was described. Multi-element analysis of till samples was performed in ActLabs using instrumental neutron activation analysis (“INAA”) to measure multi-element chemistry (1H INAA(INAAGEO)/Total Digestion ICP(TOTAL)). This method employs a 4-acid “near total” digestion for determining resistive elements, followed by ICP analysis. Multi-element analysis of LabGold till samples was performed by BV and Eastern Analytical. At BV samples were analyzed by method AQ200. This method employs aqua regia digestion, followed by ICP-MS analysis. At Eastern Analytical, gold analysis of the till samples were completed by fire assay, with atomic absorption analysis. Multi-element analysis was completed by 4-acid digestion, with ICP-OES analysis.

At Eastern Analytical, soil samples were dried and sieved through an 80 mesh (-180 µm) before gold analysis. Similarly, at NFG, soil samples were dried and screened through an 80 mesh. Soil samples analyzed at Eastern Analytical utilized a fire assay package (code: Au AA30) and multi-element ICP (Au+34 elements). Soil samples analyzed at ALS Global utilized a trace gold plus multi-element package (ALS code: AuME-ST44). BV in Burnaby, BC was utilized by LabGold for gold analysis of soil samples. The analysis was completed using method code AQ201 (15 g aqua regia digestion, with ICP-MS analysis). Thirty-six other elements were included with this method. SGS was also utilized by LAB for gold analysis of soil samples. The analysis was completed using method code GE_ARM3V25 (25 g aqua regia digestion, with ICP-MS analysis). 48 other elements were included with this method.

The NFG samples were prepared and analyzed using various methods to ensure precise determination of the gold grade. Initial routine analysis was performed using FA techniques. Samples with initial results over 1 ppm Au, or from expected mineralized zones, were analyzed by SFA. In 2022, the screen threshold was raised to 2 ppm Au. Starting in May, 2022, half of the drill core samples were analysed by PhotonAssayTM. Initially, all material was analyzed from samples with gold grades greater than 1 ppm Au, or from expected zones of mineralization, and a weighted average was used. In November 2023, that threshold was modified to 0.8 ppm Au or samples with visible gold. Starting in January 2024, all rock and drill core samples underwent photon assay. The detailed preparation and analysis workflow is presented below by laboratory and analytical target.

QA/QC Protocols

NFG has established a robust quality assurance and quality control (“QA/QC”) protocol, integrating quality control samples at a frequency of 1 in 10 samples. These samples include blanks, certified reference materials (“CRM”), and core field duplicates. The blank material, sourced from quartz sandstone of the Botwood Group at Peter’s River Quarry in central Newfoundland, was submitted to the laboratory in quantities of 500 g to 600 g for routine fire assays and approximately 3 kg for SFA. The CRMs, obtained from Ore Research and Exploration Pty Ltd., are certified, homogenous, quality control materials provided in sealed packets.

NFG collaborated with Analytical Solutions to design and review the QA/QC program at the Property. Under the guidance of an independent third party, NFG implemented the QA/QC protocols and analyzed the results. QC data were assessed upon receipt from the laboratories, and necessary actions were taken if assay results for CRMs and blanks were outside the acceptable tolerances. Furthermore, NFG conducted laboratory check assays and compared conventional screen fire assays with PhotonAssay TM analyses. The laboratories also performed pulp duplicate and coarse reject duplicate analyses.

A total of 711,262 samples, including 86,660 control samples, were submitted to ALS or MSLABS for analysis, representing a total insertion rate of 12%.

The SLR QP has reviewed the adequacy of sample preparation, security, and analytical procedures conducted by NFG from the start of the Queensway exploration programs in 2019 through to the effective date of this report. This review found no material issues or inconsistencies that could adversely affect the quality or reliability of the data.

Overall, the SLR QP is of the opinion that NFG’s sampling, analytical methods, and QA/QC program meet industry standards and are suitable for use in the Mineral Resource estimate.

Data Verification

NFG’s technical staff independently verify the accuracy, completeness, and reliability of the data they collect. This verification process includes evaluating collar locations, downhole surveys, geological and geotechnical data, bulk density measurements, and assay results.

Drill hole collars were initially positioned using a RTK GPS receiver, ensuring high-accuracy spatial data for each hole. Final collar surveys were conducted using a TN14 Gyrocompass to confirm azimuth and dip before drilling commenced. For drill programs requiring alternative placement methods (e.g., barge-supported drilling), adjustments were made, and RTK GPS data was collected near the drill mast to approximate location accuracy. NFG staff reviewed the drill collar database and cross-referenced the recorded positions with field surveys.

Downhole azimuth and dip data were recorded using IMDEX’s Reflex EZ-Trac survey tool at 50 m intervals during drilling, with an increased frequency of 15 m intervals upon hole completion. For directional drilling, a DeviGyro system was employed, providing continuous surveys at 3 m intervals for improved accuracy. In cases where drill hole diameters transitioned from HQ to NQ size, DeviGyro surveys were used to mitigate the influence of magnetic interference on results. NFG staff verified survey data by reviewing consistency in azimuth and dip values across multiple survey passes, checking them for erroneous values.

Geological and geotechnical logging was conducted at NFG’s core logging facility in Gander, NL, by trained geologists and technicians. Core logging included detailed lithological descriptions, mineralization styles, and structural data, with orientation measurements where applicable. Since December 2020, OW and ATV images have been systematically collected for select drill holes, providing high-resolution structural data. In 2024, the ACT Ill core orientation tool was used on holes that exceeded the wireline length of the OTV and ATV probes. NFG staff reviewed the geological and geotechnical data for completeness (missing or incomplete interval or point data), geological and geotechnical viability (e.g., recovery and rock quality designation within plausible range of values), and errors using built-in validation reporting within Seequent’s MX Deposit and Leapfrog (e.g., overlapping intervals, intervals that cross lithological boundaries, intervals that exceed hole depth, and null fields that require data). Core recovery exceeded 95% in most intervals. Any errors identified were then reviewed and corrected in the MX Deposit database.

Bulk density measurements were conducted using three methods: gamma-gamma downhole logging, gas pycnometer density measurements, and wax immersion Archimedes testing. NFG reviewed the results from gamma-gamma logging and gas pycnometer measurements, comparing them to wax immersion Archimedes values. Based on this assessment, NFG decided to discontinue gamma-gamma logging, prioritizing wax immersion Archimedes testing.

Assay results are received via email from the laboratory. All result certificates are imported into MX Deposit by NFG staff. All but PhotonAssayTM extinction results are imported unedited. For extinction results, an application programmed by an external consultant is used to ensure the weighting method is consistent. Spot checks are performed intermittently to ensure the script is functioning properly. During import, results are checked for CRM performance, spelling errors, missing samples, or results which fall outside the expected ranges. The laboratory will be informed, and re-assay initiated for any CRM failures. Blank contamination will also result in follow-up with the laboratory. Any strongly anomalous gold result from a portion of core where logging geologists did not flag visible gold is retrieved from the core archive for review.

After purchasing or finalizing an agreement on a property (such as the purchase of Kingsway from Labrador Gold), a verification process is undertaken to import the assay data into the NFG drilling database. Samples first have their start and end points validated before import. CRM and blank parameters are entered into the database to validate laboratory performance during import. All original result certificates received from the laboratory are imported individually into the database. NFG will contact the laboratory where possible to validate the method, laboratory accreditation, and request a selection of raw certificates for validation. Where possible, anomalous zones are validated either from core photos or retrieving core.

SLR found no material discrepancies identified that would impact the validity of the Mineral Resource estimate. SLR’s QP is of the opinion that the verification process confirms the reliability of the assay database, ensuring its suitability for use for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Since 2023, NFG has completed two phases of metallurgical test work, and a third phase is in progress. Phase 1 of the test work evaluated three mineralized zones, Keats, Golden Joint, and Lotto, and phase 2 studied mineralization from the Iceberg and Iceberg East zones. The phase 3 test work currently underway is examining mineralized material from Keats West.

Samples used in test work were selected to provide a wide range of gold head grades for evaluation. Since the samples were selected prior to the completion of geological modelling and resource estimation, their selection did not benefit from detailed knowledge of grade distributions within each zone or the extents of each zone.

Test work to date on samples from the Keats, Lotto, Golden Joint, and Iceberg zones has focused on a gravity concentration-CIL flowsheet and included exploratory test work using master composites and variability test work using variability composites. The master composites for each zone were produced by combining portions from all of the variability composites from their respective zones.

Exploratory test work using the Keats and Lotto master composites returned high GRG recoveries, while indicating that preg-robbing affected cyanide leaching extractions from the gravity tails. Therefore, subsequent variability testing on composites from these zones used gravity concentration followed by CIL of the gravity tails. The variability test work was conducted at three grind sizes for each composite, 212 µm, 75 µm, and 37 µm, to assess the effect of grind size on gold recovery, with a P80 of 75 µm ultimately being chosen as the optimum grind size.

Analysis of the CIL test results from the variability test work using Keats, Lotto, and Golden Joint composites showed that there was a relationship between leach extraction and arsenic head grade, indicating that a portion of the gold in the samples was associated with arsenic and refractory to leaching. This relationship was pronounced in the samples with lower gold head grades (<4g/t Au). This analysis, together with mineralogical data indicated that the unleached gold was likely associated with arsenopyrite (and possibly pyrite) and not well liberated.

Exploratory flotation test work was completed on Keats, Lotto, and Iceberg master composites as well as four variability composites from the Keats and Lotto zones selected due to their relatively poor gravity-CIL responses (with overall gold extractions ranging from 57% to 73%). Carbon flotation aimed at rejecting carbon to minimize its pre-robbing effect indicated that some loss of gold would occur in this step and overall extraction was not beneficially affected. Sulphide flotation was effective at recovering gold from gravity and carbon flotation tails into a concentrate, however, re-grinding of that concentrate was not effective at improving gold extraction during leaching.

During the flotation test work, pre-aeration of gravity tails prior to tails leaching appeared to be beneficial in reducing cyanide consumption during subsequent leaching of the sulphide concentrates.

The flotation test work was used to arrive at an overall gold recovery estimate of 90% for the Mineral Resource estimate. The flotation tests using Keats, Keats West, Lotto, and Iceberg composites resulted in overall gold recoveries to gravity and sulphide concentrates ranging from 89% to 97% with sulphide concentrates containing 9 g/t to 67 g/t gold. Cleaner flotation test work to upgrade the concentrates is expected to result in some gold losses, however, the flotation tests completed to date did not include CIL of the sulphide flotation tails, and it is likely that gold losses through cleaner flotation would be offset by additional gold recovery from leaching the flotation tails, hence the overall recovery estimate of 90%.

In general, the test work completed to date indicated that gold was present in two main forms in the samples tested: free gold amenable to gravity recovery and extraction by cyanide leaching, and gold associated with arsenic that was partially amenable to cyanide leaching or recoverable by flotation. Higher grade samples (>4 g/t Au) contained higher proportions of free gold, while the lower grade samples (<4g/t Au) tended to be increasingly characterized at decreasing gold grades by partially liberated or unliberated gold associated with arsenic.

Comminution test work was completed on master composites from each zone and a selection of eight Iceberg variability composites and indicated that the material was amenable to conventional crushing and grinding.

Test work on samples from Keats West is currently underway at Base Met Labs with initial tests on the master composites indicating that CIL extraction from the gravity tails was poor. Preliminary results from flotation test work on gravity tails of the master composites indicated that it was effective at recovering the unleachable gold.

Mineral Resources

Geological and mineralization domains were constructed by NFG and reviewed by SLR. The initial Mineral Resource estimate was prepared by SLR. The resource database was closed on November 1, 2024 and contains 3,214 drill holes for a total of 723,387 m, for which 550,949 m have assay intervals.

The Mineral Resource estimate is grouped into three primary areas. The AFZ Core area contains the majority of zones, including K2 and Monte Carlo; Keats West, Cokes, and Powerline; Keats, Keats South, Iceberg, Iceberg Alley, Knob, and Golden Bullet; as well as Lotto, Golden Joint, Jackpot, and Honeypot. These zone names reflect the most prominent veins contributing to the contained metal within each zone, though each zone includes numerous additional veins beyond those listed. The AFZ Peripheral area includes the Big Vein, Pristine, HM, and Midway zones. The JBP area includes the H Pond, 1744, and Pocket Pond zones. All Mineral Resources are located within the QWN block; no Mineral Resources have been estimated for QWS.

Geological and mineralization wireframes were constructed using Leapfrog Geo software, while grade estimation for the AFZ Core area was completed using the Python-based Resource Modeling Solutions Platform (“RMSP”). Grade estimation for the AFZ Peripheral and JBP areas was completed using Leapfrog Geo.

Gold grade was interpolated using a third-order ID3 algorithm, with search neighbourhood parameters supported by variography undertaken for key veins.

Average bulk density was assigned to geological and mineralization domain, supported by drill core sample measurements made using the water immersion method.

The estimates were validated through visual comparison of block and composite grades, statistical comparison of block and composite grades, swath plots, and comparison with Nearest Neighbour check estimates for all veins. For selected high-value veins within the RMSP estimate, further check ID3 estimates were completed in Leapfrog Geo.

Block models were rotated 30° clockwise about the vertical axis. The estimation block model has a parent block dimension of 2.5 m by 2.5 m by 5 m, with a minimum sub-block size of 0.625 m by 0.625 m by 1.25 m.

For the purposes of open pit optimization, the block model was re-blocked to 5 m by 5 m by 5 m, while open pit Mineral Resources are reported from a block model regularized to the parent cell size. Underground reporting panels were generated from the original estimation sub-block model, which was also used to report the underground Mineral Resources.

To demonstrate reasonable prospects for eventual economic extraction (“RPEEE”), open pit Mineral Resources are constrained by a preliminary optimized open pit shell and reported above a cut-off grade of 0.3 g/t Au.

Underground Mineral Resources are constrained by reporting panels generated at a cut-off grade of 1.65 g/t Au and a minimum mining width of 1.8 m.

CIM (2014) definitions were used for Mineral Resource classification.

Mineral Resources for the Project are tabulated in Table 7, with an effective date of March 15, 2025:

Table 7: Summary of Mineral Resources — Effective Date March 15, 2025

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
K2, Monte Carlo	AFZ Core	Indicated	3,588	1.51	175
		Inferred	3,755	1.22	147
Keats West, Cokes, Powerline	AFZ Core	Indicated	4,392	1.85	261
		Inferred	2,410	1.33	103
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	7,004	2.94	662
		Inferred	1,037	0.84	28
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	1,205	3.16	122
		Inferred	1,078	1.31	45
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	995	0.82	26
		Inferred	474	1.56	24
H Pond, 1744, Pocket Pond	JBP	Indicated	83	1.54	4
		Inferred	206	1.66	11
Total		Indicated	17,267	2.25	1,249
		Inferred	8,960	1.24	358
Underground
K2, Monte Carlo	AFZ Core	Indicated	32	3.02	3
		Inferred	335	2.78	30
Keats West, Cokes, Powerline	AFZ Core	Indicated	-	-	-
		Inferred	28	2.76	3
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	306	5.13	50
		Inferred	660	4.53	96
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	303	6.97	68
		Inferred	394	6.34	80
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	100	5.42	17
		Inferred	119	5.72	22
H Pond, 1744, Pocket Pond	JBP	Indicated	30	4.09	4
		Inferred	214	2.79	19
Total		Indicated	771	5.76	142
		Inferred	1,749	4.44	250

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit + Underground
Total		Indicated	18,038	2.40	1,392
		Inferred	10,709	1.77	608
Notes:
1. CIM (2014) definitions were followed for Mineral Resources.

2. Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.

3. Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45° and bench height of 5 m.

4. RPEEE for underground Mineral Resources was demonstrated by constraining with MSO shapes generated at a cut-off grade of 1.65 g/t Au, with heights of 10 m, lengths of 5 m, and a minimum mining width of 1.8 m.

5. The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.

6. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7. Bulk density within the vein and halo mineralization domains is 2.7 t/m3.

8. Numbers may not add due to rounding.

The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate other than those discussed in the Technical Report.

No Mineral Reserves are defined for the Property.

Exploration, Development and Production

The QPs recommend that the Project proceed to undertake a preliminary economic assessment (a “PEA”). The QPs have the following recommendations by area.

Geology and Mineral Resources

1.	Conduct additional trenching, channel sampling, and detailed mapping to continue to improve structural modeling and refine mineralization wireframe interpretations.

2.	Continue exploring while balancing potential with cost-effectiveness, focusing efforts on: (1) infill drilling within the pit shells to convert unclassified material; (2) near-surface expansion along the AFZ and JBPFZ; (3) extensions of open underground reporting panels at depth and along strike; and (4) deep drilling in the AFZ Core to follow up widely spaced high grade intercepts.

3.	Based on the results of a positive PEA, NFG should consider targeted closely spaced RC or diamond drilling in areas that are expected to have the greatest impact on early life-of-mine (“LOM”) production.

4.	Following a positive PEA, NFG should consider bulk sampling in early LOM areas to confirm grade continuity and validate the resource model. Bulk sampling should be of sufficient scope, follow closely spaced drilling and an updated Mineral Resource estimate and target material representative of mining and processing conditions.

5.	Further acquisition of spatially representative wax-coated water immersion density measurements is recommended for the various rock types.

6.	In conjunction with the future metallurgical test work outlined in Section 13.7 of the Technical Report, the QP recommends that NFG consider developing a geometallurgical model, if warranted, to account for recovery variability and support process planning for future technical evaluations beyond the PEA stage.

7.	SLR recommends that NFG continue to evaluate the geological and grade continuity of mineralized vein wireframe interpretations hosted within or extending into the modelled AFZ structure.

8.	Continue assaying samples with multielement ICP as it helps support both lithology interpretation as well as mineralized wireframe interpretation.

Mineral processing

1.	Test work should be conducted to evaluate the production of a saleable sulphide concentrate containing gold, building on the preliminary flotation test work already completed. Sulphide flotation could be employed before or after cyanide leaching, and both of these options should be evaluated in test work and in a subsequent trade-off study to determine which would be the preferrable option if flotation was to be included in the flowsheet.

2.	Sulphide oxidation test work should be conducted on Keats, Lotto, Golden Joint, Iceberg, and Keats West flotation concentrates to assess their amenability to this technique to support trade-off studies evaluating the technical and economic characteristics of different sulphide oxidation technologies.

3.	Future sample selection and test work should be coordinated with the development of a geological model that may include additional species such as cyanide-soluble gold, sulphur, arsenic, iron, and organic carbon, and that will provide detailed information on gold grade distribution within the various zones. Additionally, the development of mine plans during more advanced stages of study should be used to ensure that samples selected for test work represent material that would be processed in a mill.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to us or that the Company currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this short form base shelf prospectus or any applicable prospectus supplement, including the Company’s AIF, annual and interim financial statements, and the related notes, as well as the Company’s annual and interim management’s discussion and analysis. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this short form base shelf prospectus.

Risks Related to the Company and its Business

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

Mineral Resource Estimate

The Queensway Project is currently considered to be in the exploration stage. Mineral Resources are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized. Mineral Resources on the Queensway Project have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the Technical Report. Future production, if any, could differ dramatically from Mineral Resource estimates because, among other reasons:

•	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	potential errors in estimation calculations or assumptions used in geological modeling;
•	increases in operating mining costs and processing costs could adversely affect Mineral Resources; and
•	the grade of the Mineral Resources may vary signiﬁcantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore.

Estimated Mineral Resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that inﬂuence Mineral Resource estimates. Any reduction in estimated Mineral Resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash ﬂows for the property and on our earnings, results of operations and ﬁnancial condition.

Mineralization estimates for our properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small- scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on our results of operations or ﬁnancial condition.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

Reliability of Historical Information

The Company has relied on, and the disclosure in the Technical Report is based, in part, upon, historical data compiled by previous parties involved with the mineral claims that form the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish ore mineral resources through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations, operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

In addition, as the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The ongoing conflict in Ukraine, the Israel-Hamas war and the global response to these conflicts as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should the Israel-Hamas war expand, the Ukraine conflict continue for an extended period of time or expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Uncertainty of Trade Policies

The imposition of tariffs or other trade restrictions, particularly those threatened or imposed by the U.S. and any retaliatory tariffs imposed by Canada, could have significant repercussions for Canadian businesses and the broader economy. Increased costs of goods and services may contribute to inflation and hamper economic growth. The Company may be affected by tariffs and the consequent disruptions in global trade in several ways, including decreased availability of supplies and increases to costs related to changes in foreign exchange rates.

Sanctions

The Company’s business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action.

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO, and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom, and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials, and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine, and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada, and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions, and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital could be adversely impacted.

Inflation

The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company’s financial performance.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation.

There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Province of Newfoundland and Labrador.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it has operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to carrying amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management of the Company is actively targeting sources of additional financing through alliances with financial, exploration and mining entities or other business and financial transactions which would assume continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and NYSE American and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this short form base shelf prospectus, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks Related to the Company’s Securities

Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Sales by Existing Shareholders can Reduce Share Prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares on the TSXV and the NYSE American in the future cannot be predicted.

Securities or Industry Analysts

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

Price Volatility of Publicly Traded Securities

The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares, the effect of the dual-listing of the Common Shares including the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, different prevailing trading prices and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Share sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

Dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions.

Exchange Listings

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV and/or the NYSE American. If the TSXV or the NYSE American, as applicable, delists the Common Shares from trading on its respective exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to follow more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

The Sarbanes-Oxley Act

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act (“SOX”). Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of SOX. SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

U.S. Federal Income Tax

The Company may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors. U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

Foreign Private Issuer

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

Foreign Private Issuer Status

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Risks Related to an Offering

Discretion over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this short form base shelf prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this short form base shelf prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Dilution from Exercise of Stock Options and Warrants

The Company has outstanding stock options representing a right to receive Common Shares upon vesting and the exercise of the stock options. The exercise of stock options or warrants and the subsequent resale of such Common Shares in the public market, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant additional share purchase warrants and the Company is expected to grant additional stock options. Any Common Share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV and NYSE American or achieve or maintain a listing on any other securities exchange.

Absence of a Public Market for Certain Securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units contemplated by this short form base shelf prospectus and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Effect of Changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may increase or decline as prevailing interest rates for comparable debt instruments rise or decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Enforcement of Civil Liabilities by U.S. Investors

As the Company is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities law.

USE OF PROCEEDS

Unless the Company otherwise indicates in a prospectus supplement relating to a particular offering, the Company currently intends to use the net proceeds from the sale of the Company’s securities to advance the Queensway Project, including advancement of its drilling, trenching and field campaigns, engineering studies, ongoing metallurgical testing programs, environmental studies and permitting, project development and for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. The Company may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this short form base shelf prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

The Company has a negative cash flow from operating activities in its most recently completed financial year ended December 31, 2024 and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods which will be indicated in a prospectus supplement as applicable.

CONSOLIDATED CAPITALIZATION

Since March 31, 2025, the date of the Company’s financial statements for the most recently completed financial period, there have been no material changes in the Company’s consolidated share or debt capital.

PRIOR SALES

Information in respect of the Company’s Common Shares that the Company issued within the previous twelve month period, including Common Shares that the Company issued upon the exercise of options granted under the Company’s equity incentive plans or the exercise of share purchase warrants, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “NFG” and the NYSE American under the symbol “NFGC”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this short form base shelf prospectus.

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this short form base shelf prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this short form base shelf prospectus, there are 200,707,994 Common Shares issued and outstanding, 9,811,500 Common Shares issuable upon the exercise of outstanding stock options and nil Common Shares issuable upon the exercise of outstanding common share purchase warrants, for a total of 210,519,494 Common Shares issued and outstanding on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

Options

New Found has a stock option plan pursuant to which the Board may grant stock options (the “Options”) to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine, exercisable for of up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant.

Dividend Policy

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms “Company” and “New Found” refer only to New Found Gold Corp. without any subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this short form prospectus.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”). A copy of the form of indenture to be entered into in connection with offerings of debt securities will be filed with the SEC as an exhibit to the registration statement on Form F-10 of which this short form base shelf prospectus forms a part, and will be filed with the securities regulatory authorities in Canada when it is entered into.

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedarplus.ca.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in any currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this short form base shelf prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

•	the designation, aggregate principal amount and authorized denominations of such debt securities;
•	the interest rate at which the debt securities will be issued;
•	whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;
•	whether the payment of the debt securities will be guaranteed by any other person;
•	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
•	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;
•	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;
•	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;
•	whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;
•	whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;
•	the denominations in which the Company will issue any registered and unregistered debt securities;
•	the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;
•	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;
•	whether the debt securities will be issued as Global Securities (defined below) and, if so, the identity of the depositary for the Global Securities;
•	whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;
•	the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;
•	any events of default or covenants applicable to the debt securities;
•	any terms under which debt securities may be defeased, whether at or prior to maturity;
•	whether the holders of any series of debt securities have special rights if specified events occur;
•	any mandatory or optional redemption or sinking fund or analogous provisions;
•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;
•	rights, if any, on a change of control;
•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;
•	the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued;
•	whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and
•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this short form base shelf prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this short form base shelf prospectus, the description of such terms set forth in this short form base shelf prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible, exchangeable or exercisable for other securities of the Company will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this short form base shelf prospectus, the applicable prospectus supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable debt security under this prospectus and the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable debt security under this prospectus and the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and ratably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and ratably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this short form base shelf prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares (the “Equity Warrants”), or for the purchase of debt securities (“Debt Warrants”).

The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this short form base shelf prospectus relating to any warrant agreement and warrants to be issued under this short form base shelf prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after the Company has entered into it, and will be available electronically on SEDAR+ at www.sedarplus.ca.

The applicable prospectus supplement relating to any warrants that the Company offers will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this short form base shelf prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of each of the provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;
•	the price at which the Equity Warrants will be offered;
•	the currency or currencies in which the Equity Warrants will be offered;
•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;
•	the number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;
•	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the Equity Warrants;
•	whether the Company will issue fractional shares;
•	whether the Company has applied to list the Equity Warrants or the underlying shares on a stock exchange;
•	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;
•	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;
•	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	material Canadian federal income tax consequences of owning the Equity Warrants;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Equity Warrants; and
•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;
•	the price at which the Debt Warrants will be offered;
•	the currency or currencies in which the Debt Warrants will be offered;
•	the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;
•	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;
•	the principal amount and designation of debt securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each Debt Warrant;
•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;
•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;
•	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;
•	material Canadian federal income tax consequences of owning the Debt Warrants;
•	whether the Company has applied to list the Debt Warrants or the underlying debt securities on an exchange;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Debt Warrants; and
•	any other material terms or conditions of the Debt Warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

The Company may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;
•	the price at which the units will be offered;
•	the designation, number and terms of the securities comprising the units and any agreement governing the units;
•	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;
•	whether the Company will apply to list the units or any of the individual securities comprising the units on any exchange;
•	material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and
•	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this short form base shelf prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. The Company will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that the Company may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;
•	the price at which the subscription receipts will be offered;
•	the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;
•	the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;
•	the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;
•	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this short form base shelf prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;
•	any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;
•	whether the Company will issue the subscription receipts as Global Securities and, if so, the identity of the depository for the Global Securities;
•	whether the Company will issue the subscription receipts as unregistered bearer securities, as registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other of the Company’s securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	whether the Company will apply to list the subscription receipts on any exchange;
•	material Canadian federal income tax consequences of owning the subscription receipts; and
•	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the subscription receipts and the amount paid upon conversion of the subscription receipts (if any) upon surrender of the underlying securities gained thereby, in the event that this short form base shelf prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this short form base shelf prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this short form base shelf prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares, as applicable, at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as the Company may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the Company’s subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which the Company refers to in this short form base shelf prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts.

This description will include, where applicable:

•	whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts;
•	whether the share purchase contracts are to be prepaid or paid in instalments;
•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;
•	whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares;
•	any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts;
•	the date or dates on which the sale or purchase must be made, if any;
•	whether the share purchase contracts will be issued in fully registered or global form;
•	the material income tax consequences of owning, holding and disposing of the share purchase contracts; and
•	any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the share purchase contracts and the amount paid upon conversion, exchange or exercise of the share purchase contracts, upon surrender of the underlying securities gained thereby, in the event that this short form base shelf prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this short form base shelf prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this short form base shelf prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

SELLING SECURITYHOLDERS

Our securities may be sold under this short form base shelf prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our securities by selling securityholders will include the following information:

•	the names of the selling securityholders, and where the selling securityholder is not an individual, the name of the principal securityholder of such selling securityholder to the extent known;
•	the number or amount of our Common Shares owned, controlled or directed by each selling securityholder;
•	the number or amount of our Common Shares being distributed for the account of each selling securityholder;
•	the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and
•	whether our Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

The Company and/or the selling securityholders may sell the securities offered by this short form base shelf prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the securities covered hereby separately, a combination of such securities, or any combination of, among other things, securities, cash or the assumption of liabilities.

Each prospectus supplement with respect to the Company’s securities being offered will set forth the terms of the offering, including:

•	the person offering the securities;
•	the name or names of any underwriters, dealers or other placement agents;
•	the number and the purchase price of, and form of consideration for, the Company’s securities;
•	any proceeds to the Company from such sale; and
•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSXV, NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the Company’s securities offered by that prospectus supplement.

Under agreements which may be entered into by the Company, selling securityholders, underwriters, dealers and agents who participate in the distribution of the Company’s securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom the Company enters into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, the Company’s securities in connection with an ATM Distribution of the Company’s securities or effect any other transactions that are intended to stabilize the market price of the Company’s securities during an ATM Distribution. In connection with any offering of the Company’s securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Company’s securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the US dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company’s securities offered by this short form base shelf prospectus will be passed upon on the Company’s behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of United States law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, the auditor of the Company’s audited financial statements as of and for the years ended December 31, 2024 and 2023, has confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S.

professional and regulatory standards.

New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

AGENT FOR SERVICE OF PROCESS

Each of (a) Paul Huet, Chairman and director of the Company, (b) Vijay Mehta, director of the Company, and (c) William Hayden, director of the Company, resides outside of Canada and has appointed the following agent for service and process in Canada:

Name of Person	Name and Address of Agent
Paul Huet, Vijay Mehta and William Hayden	Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, located at Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

INTEREST OF EXPERTS

Information of a scientific or technical nature with respect of the Queensway Project contained in this short form base shelf prospectus (including the documents incorporated by reference) is based on the Technical Report, with an effective date of March 18, 2025, prepared by Pierre Landry, P.Geo. of SLR Consulting, David M. Robson, P.Eng., MBA of SLR Consulting, Lance Engelbrecht, P.Eng. of SLR Consulting, and Sheldon Smith, P.Geo. of Stantec, each an independent Qualified Person under NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their firm are the registered or beneficial owners, directly or indirectly, of less than one percent of the outstanding Common Shares.

The scientific and technical information with respect to the Queensway Project contained in this short form base shelf prospectus and the documents incorporated by reference was reviewed and approved by Melissa Render, P.Geo., a “Qualified Person” as defined in NI 43-101. To the knowledge of the Company, the aforementioned individual is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on SEDAR+, at www.sedarplus.ca. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR+ or EDGAR are neither incorporated in nor part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. The majority of our directors and officers and the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and all of the Company’s assets are, located outside the United States. As such, it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We will file with the SEC, concurrently with the registration statement of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.